UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-----------------------------

Amendment No. 2 to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SEGMENTZ, INC.

(Name of Small Business Issuer in Its Charter)

                         Delaware                         (I.R.S. Employer Identification No.)

                  (State or other jurisdiction of                         75-2928175

                   incorporation or organization)

              18302 Highwoods Preserve Parkway, Suite 210

                        Tampa, Florida                                        33647

                 (Address of Principal Executive Offices)                   (Zip Code)

(813) 989-2232

(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12 (b) of the Exchange Act:

                          Title of each class               Name of each exchange on which

                          to be so registered               each class is to be registered

                     -----------------------------        --------------------------------

                                  None                                     None

Securities registered under Section 12 (g) of the Exchange Act:

Common Stock, $0.001 par value

(Title of Class)

The registrant has 6,502,913 shares of its common stock issued and outstanding as of March 31, 2002.

Convertible Preferred Stock $.001 par value

The registrant has 1,200,794 shares of Convertible preferred stock issued and outstanding as of March 31, 2002.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN

              BENEFICIAL OWNERS AND MANAGEMENT.......................43

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,

              Provisions Having A Possible Anti-Takeover Effect..47

ITEM 1.  MARKET PRICE OF AND DIVIDENDS

              ON THE REGISTRANT'S COMMON EQUITY

PART III.................................................................

ITEM 1.  INDEX TO EXHIBITS....................................................

ITEM 1.  DESCRIPTION OF BUSINESS

CURRENT BUSINESS

         Segmentz, Inc. (the "Company"), a Delaware corporation, is a Tampa, Florida based company that provides transportation logistics management services and support for mid-sized and national corporate clients. The Company serves direct users of transport, storage, staging, warehouse services and other logistics services.

            The Company and its subsidiary Trans-Logistics, Inc., a Florida corporation ("Trans-Logistics"),

have principal executive offices located at 18302 Highwoods Preserve Parkway, Suite 210, Tampa,

Florida 33467. The telephone number is (813) 989-2232. The internet web site addresses are

http://www.trans-logistics.com and http://www.segmentz.com or http://www.segmentz.net.  The Company provides several niche services within the industry more broadly known as the supply chain management industry,

including transportation logistics, management and delivery. (See "Description of Business - Products and Services").

         The Company serves direct users of transport, storage, staging, warehouse service and other logistics services, as well as larger companies that include Bax Global, Quebecor World Logistics, Inc.

(“Quebecor”), and CH Robinson, Inc. The Company offers warehouse locations in two facilities covering the east coast and is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

Results of Operations

For the year ended December 31, 2001 compared to the period ended December 31, 2000.

Revenues increased approximately $8,096,598, or 2,184%, to approximately $8,467,230 for the year ended

December 31, 2001 as compared to approximately $370,632 for the period ended December 31, 2000.

This increase was primarily due to (i) twelve complete months to realize revenues in 2001 (ii) growth resulting from new client acquisition, (iii) growth resulting from the acquisition of the assets of

Q Logistics, inc. (“Q Logistics”) from Bankruptcy (and clients that elected to utilize the

Company’s services as a consequent) and various expansion into related business lines.

Costs of services provided, which consist primarily of payment for trucking services, fuel, insurance,

sales, marketing and general and administrative support increased by approximately $ 8,473,481,

or 2,389%, to approximately $8,828,104 for the year ended December 31, 2001, as compared to approximately

$354,623 for the period ended December 31, 2000. As a percentage of revenues Trucking and transport related services of fuel, insurance, sales and marketing are aggregated as cost of goods sold and amounted to 88% of related revenues for the year ended December 31, 2001, as compared to 92%

for the period ended December 31, 2000, and general and administrative expenses increased from 5%

for the period ended December 31, 2000 to 16% for the year ended December 31, 2001.

Gross margin increased by approximately $922,092, or 2,602%, to approximately $957,518 for the year ended December 31, 2001, as compared to approximately $35,426 for the period ended December

31, 2000. This increase is primarily attributable to having a full year of operations, increased sales and client base and efficiencies resulting from increased size that reduces costs as a percentage of gross sales.

Selling, general and administrative expenses increased by approximately $1,298,975 or 6,689%, to approximately $1,318,392 for the year ended December 31, 2001, up from approximately $19,417 for the period ended December 31, 2000.  This increase was in large part due to: (i) increased facilities cost to manage the acquisition of the assets of Q logistics;(ii) increased overhead costs resulting from the period in which the company expanded personnel and facilities to support growth that was to have resulted from the merger with LMRI, (iii) expansion of sales and business to facilitate national transportation operations and support and (iv) due to the $225,000 reserve against potential loss booked against LMRI's current obligations to the Company.

The Company experienced a loss in investment value of $78,999, booked consequential to its settlement for expenses caused at the time of the recission with Logistics Management Resources, Inc. (“LMRI”

or “LMR”), resulting primarily from the value realized by the Company at the time of sale of the securities tendered in connection with a settlement of claims between LMRI and the Company,

and the value of those securities at the time the Company received them, as compared with no such losses in the prior fiscal period ended December 31, 2000. (see “Financial Statements-Notes 2, 5 and 14”)

For the period January 1, 2001 through July 1, 2001, the Company extended credit to Huff Trucking

Company (“Huff”), in connection with services rendered, and to be rendered by Huff in connection with ongoing operations. Huff Trucking Company is related to LMRI, a party to a failed merger transaction with the Company in the 2001 calendar year. At the time of the Rescission Agreement with LMRI,

there remained a balance due and owing to the Company of approximately $265,000, such amounts not having been paid as of the fiscal year ended December 31, 2001. The Company continues to collect balances due under this agreement and realized approximately $7,000 from clients who had been back billed for services provided by the Company in which Huff had been advanced funds, expenses or had billed the Client directly without the consent or authority of Trans-Logistics. The Company booked a reserve of $200,000 in connection with losses it believes it may occur. The Company intends to vigorously pursue its remedies and collection efforts against Huff Trucking Company

The Company experienced losses from continuing operations before provisions for income taxes that approximated $656,421 for the fiscal year ended December 31, 2001, compared with income from continuing operations before provisions for income taxes of approximately $16,009 for the fiscal period ended December 31, 2000.

The Company operates tractors and trailers, which are owned by the Company or provided by independent owner-operators, for clients that ship products throughout North America. The

Company has insurance and requisite authorities, licenses and permits that enable it to haul various types of freight for third parties on an as-needed basis. The Company recognizes revenues in this line of its business that are directly tied to the relationship between the

Company, its customers and third parties who, from time to time, may fulfill transportation requirements. When the Company has a client and a load to ship and a third party trucking company provides fulfillment for that load, the Company bills the client directly for the gross value of trucking services. In cases where the Company refers a client to a third party company who provides trucking services, the Company would act as a broker in such transactions and would be paid by the fulfillment firm a commission.  The Company only reports “income” as such definitions apply and has provided trucking service and brokered services throughout the past fiscal year.

For the period ended March 31, 2002 compared with the period ended March 31, 2001.

Revenues increased approximately $444,691, or 26%, to approximately $2,150,380 for the period ended March 31, 2002 as compared to approximately $1,705,689 for the period ended

March 31, 2001. This increase was primarily due to (i)addition of the warehouse segment of our business and;(ii) expansion of the business client base and services offered.

Costs of services provided, which consist primarily of payment for trucking services,

fuel, insurance, sales, marketing and general and administrative support increased by approximately $ 217,813, or 15%, to approximately $1,665,177 for the period ended

March 31, 2002, as compared to approximately $1,447,364 for the period ended March 31, 2001.

As a percentage of revenues Trucking and transport related services of fuel, insurance,

sales and marketing are aggregated as cost of goods sold and amounted to 77.44% of related revenues for the period ended March 31, 2002, as compared to 85% for the period ended March 31, 2001, and general and administrative expenses increased from 7%

for the period ended March 31, 2001 to 16% for the period ended March 31, 2002.

Gross margin increased by approximately $226,878, or 88%, to approximately $485,203 for the period ended March 31, 2002, as compared to approximately $258,325 for the period ended March 31, 2001. This increase is primarily attributable to offering various services and building value added propositions that were more profitable, as well as to cost management and budgeting by management that resulted in enhanced trends in gross profit margins.

Selling, general and administrative expenses increased by approximately $247,741 or 217%, to approximately $361,843 for the period ended March 31, 2002, up from approximately $114,102 for the period ended March 31, 2001.  This increase was in large part due to: (i) costs incurred as a result of being a public company;

(ii) increased size of administration associated with two segments of business and;

(iii) additional costs resulting from size increases.

The Company realized income from continuing operations before provisions for income taxes of approximately $123,360 for the period ended March 31, 2002, compared with income from continuing operations before provisions for income taxes of approximately

$144,223 for the period ended March 31, 2001.

Although the Company has tax loss carry forward from earlier periods, GAAP accounting requires a provision for taxes of $25,000 for the period ended March 31, 2002, leaving net profits of $98,360 compared with net profits after provisions for income taxes of

$99,423 from the period ended March 31, 2001, while diluted income per share from continuing operations for the period ended March 31, 2002 decreased by one cent per share to $.01 per share, as compared to $.02 per share for the same period in 2001.

Liquidity and Capital Resources

        Cash and cash equivalents were approximately 248,310 at March 31, 2002,

compared with $39,489 at December 31, 2001. This increase of approximately

$208,821 was primarily a result of the Company’s enhanced cash management and examination of payment and collection cycles to increase free cash flow and quick term availability of cash.

        During the fiscal year ended December 31, 2001, the Company entered into a $1,000,000 factoring facility with Yankton Factors Inc. that provides for
97.5% advance rate against eligible receivables defined as those receivables which are likely to be paid to the Company within ninety days from the invoicing for services. This facility bears interest of 2.5% for up to 75 days of credit and is estimated to have an annual cost of approximately prime rate plus eighteen percent (18%) to the Company. The facility is currently unsecured and has outstanding balances due of $639,461 at December 31, 2001.

The Company has subsequently entered into a factoring relationship with
Riviera Finance, LLC (“Riviera”) that provides for 80% advance against eligible receivables at a rate of one percent (1%) per ten (10) days, which is intended to be utilized as a cash flow enhancement for large credit clients of the Company that have historically paid within twenty days to enable expansion within these clients, and to provide significant revenue increases with minimal capital requirements. This facility provides for the non-recourse sale of approved trade receivables to Riviera and has no outstanding balances due at December 31, 2001.

The Company has embarked upon an aggressive campaign to manage cash that has resulted in greater anticipated levels of cash available for operations which it believes will be adequate to fund operations and financial requirements in the next fiscal year. The Company arranged for the conversion of debt due to related parties to preferred stock (See “ITEM 12. CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS”).

Our strategy is to continue to expand through acquisitions and internal development. We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines, and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify, consummate and assimilate such acquisitions on desirable economic terms. There can be no assurance that we will be successful in implementing our growth strategy. Our ability to implement our growth strategy will also be dependent upon obtaining adequate financing. We may not be able to obtain financing on favorable terms

HISTORY OF SEGMENTZ

         The Company's predecessor, WBNI, originally known as Rose

Auto Stores-Florida, Inc. ("Rose"), was organized for the purpose of operating a specialty automotive aftermarket parts and accessory retail store in South Florida. Rose began experiencing financial difficulties in 1990 following its acquisition by WSR Corporation. By 1997 an involuntary petition of bankruptcy was filed against Rose. Subsequent thereto, Rose and the committee of unsecured creditors worked together to develop a plan in bankruptcy.

         Rose emerged from the involuntary bankruptcy proceedings by filing a

Plan under Chapter 11 of the United States Bankruptcy Code on February 10, 1999.

The case was administered by the United States Bankruptcy Court, Southern

District of Florida (Miami Division) (the "court"). The court entered an order approving the Plan on April 22, 1999.

         The Plan provided for the liquidation of Rose's assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that Rose would remain in existence, although all capital stock outstanding as of the date of the bankruptcy petition was canceled.

Under the Plan, Rose secured post-petition financing in the amount of $ 10,000 from Halter Financial Group, Inc. ("HFG") to meet the cost and expense of the reorganization effort. In satisfaction of HFG's administrative claim for such amount and for the services rendered and expenses incurred in connection with the anticipated acquisition or merger transaction between Rose and a privately held operating company, HFG received 60% of the newly-issued shares of common stock of the reorganized Company. Creditors with allowed unsecured claims received a PRO RATA distribution of 40% of such common stock.

      The following is a schematic diagram of the history of Segmentz and its merger with Trans-Logistics:

            --------------------------------------------------------

            Rose Auto Stores --  Florida

            Inc., ("Rose"} incorporated in

            1952

            ---------------------------------------------------------

            Rose filed Petition of Bankruptcy Pursuant

            to Chapter 11 on February 10, 1999

            ---------------------------------------------------------

            -- April 22, 1999 --  Bankruptcy Plan Confirmed

            -- May 17, 2000 -- Rose reincorporated in Delaware

            as RAS Acquisition Corp.

            -- RAS Acquisition Corp. issues and aggregate

            of 500,233 unrestricted shares to unsecured

            creditors listed in the Plan of Bankruptcy

            pursuant to Section 1145 of the U.S.

            Bankruptcy Code

            ----------------------------------------------------------

            -- January 31,  2001 -- RAS Acquisition Corp.

            completes merger transaction with WBNI and

            issues to the stockholders of WBNI 20,000

            shares of its common stock pursuant to the

            exemption afforded by Section 4(2) of the Act and

            changes its name to WBNI

            -------------------------------------------------------

            -- February 5, 2001 -- RAS Acquisition Corp. files a

            Certificate of Compliance with Reverse Acquisition

            Requirements with the Bankruptcy Court. WBNI,

            a Delaware corporation has approximately 462

            stockholders who own 520,233 shares of common stock

            ---------------------------------------------------------

            On October 29, 2001, WBNI exchanged

            5,982,680 shares for 100 shares of

            TRANSL Holdings, Inc., which wholly owns

            Trans-Logistics, Inc.

            -----------------------------------------------------------

            On November 1, 2001, WBNI changed

            its name to Segmentz, Inc.

            -----------------------------------------------------------

For accounting purposes, the merger is reflected as a reverse acquisition and recapitulation of WBNI and WBNI'S historical financial statements presented elsewhere herein are those of Segmentz and its predecessor WBNI.

MERGER WITH WBNI On January 31, 2001, Rose completed a merger with WBNI,

a privately held Texas corporation pursuant to which Rose issued an aggregate of 20,000 shares of its common stock in exchange for all of the issued and outstanding shares of the private company's capital stock.

As a result of the transaction, Rose changed its name to WBNI, Inc

("WBNI"). Timothy P. Halter resigned as the sole officer and director of Rose and the private company was dissolved. The merger was entered into as the private company had an option to acquire the business operation of WorldByNet.com, Inc., a Delaware corporation that provided business-to-consumer and business-to-business solutions for the purpose of connecting affinity groups. On February 22, 2001,

it was determined by management of WBNI that it would be in WBNI's best interest to terminate the option to acquire WorldByNet as a result of its due diligence inquiry into said entity.

On October 29, 2001, WBNI exchanged 5,982,680 shares of its common stock for 100 shares of the common stock of TRANSL Holdings, Inc.,

a Delaware corporation ("TRANSL"). WBNI now wholly owns TRANSL,

which wholly owns Trans-Logistics, Inc., a Florida Corporation

(Trans-Logistics). Trans-Logistics agreed to pay Turner Capital

Partners, LLC a fee of $75,000 for consulting services related to the WBNI transaction, which has been paid.

HISTORY OF TRANS-LOGISTICS

Trans-Logistics is a logistics and brokerage organization serving irregular route, long haul, and common motor carriers of general commodities. The Company is a Florida corporation and was formed on April 28, 2000.

Pursuant to a Stock Purchase Agreement, dated as of January 1, 2001

(the “Stock Purchase Agreement”), by and between Logistics Management

Resources, Inc.(“LMRI”), Trans-Logistics, Inc., Christine Otten (the

then sole stockholder of Trans-Logistics) and Allan Marshall, the

Chief Executive Officer of Trans-Logistics, Ms. Otten agreed to sell her shares of common stock in Trans-Logistics to LMRI for:

i)    $80,000 (payable $40,000 immediately following the execution of the Stock Purchase Agreement and 18,000,000 shares of Common Stock of LMRI);

ii) The value of all Trans-Logistics accounts receivable at the closing date (with a provision that provided minimum realized value of $230,000);

iii)        Four times (4X) the gross profits of Trans-Logistics, Inc.

(labeled as gross brokerage commissions but defined as trucking sales minus cost of sales  for the period October 1, 2001-December 31, 2001, and:

iv)Guaranteed sale value on 18,000,000 shares of common stock of the Company.

     Subsequent to January 1, 2001, LMRI failed to pay the purchase price for Ms. Otten's Trans-Logistics shares and Trans-Logistics experienced losses consequential to its partnership during the time under which

Christine Otten believed the Company was in the process of combining its purpose and business operation with LMRI.  Direct cost of the merger including legal expenses, accounting expenses, opportunities lost,

cost to finance expansion and client acquisition and cost  to examine the

Q logistics transaction in bankruptcy, which were significant.

   On August 10, 2001, Trans-Logistics and LMRI agreed to

rescind and cancel the terms and conditions of the Stock Purchase Agreement

(the “Rescission Agreement”). Under the terms of the Rescission Agreement,

the Company agreed to a reimbursement of 1,500,000 shares of LMRI’s common stock and a note receivable in the amount of $450,000, which the Company has an allowance of $225,000 recorded for estimated,

uncollectible amounts as of December 31, 2001. LMRI tendered a certificate for 1.5 million shares pursuant to the Rescission

Agreement, which was received by Trans-Logistics on August 10, 2001.

The shares closed at $.99, which resulted in a reduction of

general and administrative expenses of $148,500 and extinguishment of the first part of rescission obligation due to Trans-Logistics under the terms of that agreement.  The shares were sold to the market as soon as conditions permitted with the intention of maximizing cash value received while ensuring that shares were sold as quickly as was practical.  There are no current liabilities to LMRI pursuant to the

Rescission Agreement. The Company incurred a loss of approximately

$79,000 on the sale of these shares, based upon the accounting for the potential share value that was booked upon receipt of the shares and the subsequent realization of a lesser amount when the shares were sold. This Rescission Agreement was effective as of July 1, 2001.

As part of the above noted Rescission Agreement, the Company has recognized a demand note receivable in the amount of $450,000 due from LMRI, booked as a reduction to general and administrative expenses. The terms of this note do not include interest until demand is made for payment.

The balance due under the terms of this note is $425,000 as of March 31, 2002.

Further payments on this note have been promised to be made during the second quarter of 2002. The Company intends to vigorously pursue collection of the LMRI note.

     For the period January 1, 2001 through July 1, 2001, the

Company extended credit to Huff Trucking Company (“Huff”), in connection with services rendered, and to be rendered by Huff in connection with ongoing operations. At the time of the Rescission Agreement,

there remained a balance due and owing to the Company of approximately $265,000,

such amounts not having been paid as of the fiscal year ended December 31, 2001.

The Company continues to collect balances due under this agreement and realized approximately $7,000 from clients who had been back billed for services provided by the Company in which Huff had been advanced funds, expenses or had billed the

Client directly without the consent or authority of the Trans-Logistics. The

Company booked a reserve of $200,000 in connection with losses it believes it may occur. The Company intends to vigorously pursue its remedies and collection efforts.

     On November 1, 2001, WBNI, changed its name to Segmentz, Inc. During May 2001,

the Company acquired the assets of Q Logistics for $367,385. Q Logistics operated warehouse facilities in Atlanta, Georgia; Edison, New Jersey;

Orlando, Florida and Chicago, Illinois. Operations in Orlando and Chicago were subsequently discontinued. (See “ITEM 2. DESCRIPTION OF PROPERTIES”).

INDUSTRY OVERVIEW

         Third Party logistics companies provide customized domestic and international freight transportation of customers' goods and packages, via truck, rail, airplane and ship, and provide warehousing and storage of those goods. Many companies utilize information systems and expertise to reduce inventories, cut transportation costs, speed delivery and improve customer service. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. The third-party logistics services sector of the domestic logistics market was approximately $53.4 billion in 2000. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers' operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes. The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure.

     By outsourcing all non-core business services to third party providers, companies can help to control costs, eliminate staff and focus on internal business. Furthermore,

this kind of outsourcing is often done in lockstep with “unit pricing” models that provide for a variable price that is less than the current pricing available to a company that is calculated on a unit basis, enabling a company to price logistics, storage, shipping,

staging and related services into their wholesale pricing matrix and providing a scalable solution that scales downwards in an off economy, as well as upwards as the market demands.

Such models are popular as “risk sharing,” a outsourcing concept that has been adopted in many support and third party service arenas, enabling outsourced companies to build critical mass, method and pricing efficiencies, and to pass these to clients in pricing schedules that help these clients build competitive market positions that are measurably more predictable.

PRODUCTS AND SERVICES

NATIONWIDE TRUCKLOAD AND LESS-THAN-TRUCKLOAD SERVICE

         The Company arranges truckload transportation with dedicated Company equipment,

owner operator fleet and extensive agent partners throughout 48 states. The Company provides trailers that are either 48 or 53 feet in length.

     By utilizing volume discounts, the Company can cost effectively arrange less-than-truckload (

LTL) shipments for their customers from distribution centers or vendor locations. Tracking capabilities are available via the web site through carrier links.

DEDICATED OR TIME-DEFINITE TRANSPORTATION

         The Company offers its customers time-definite ground transportation of cargo as a cost effective, reliable alternative to air transportation. By utilizing team drivers the Company provides expedited delivery and shorter transit times, and efficient pricing.

THIRD-PARTY LOGISTICS SERVICE

         The Company's strategic carrier alliances with national pricing agreements enable them to provide specialized or heavy haul services. Shipment tracking is available for customers via a custom designed web site and carrier links. On-time percentage tracking and service failure reports are also available. Third-party logistics billing is fully electronic and automated. The Company’s warehouse services currently provide on-board barcode scanning devices and wireless link to legacy inventory and database systems to provide real-time informational access to clients regarding status of inventory,

transportation and delivery of raw materials and finished goods.

FORWARDING

         The Company provides enhanced freight forwarding services designed to deliver products on time to any location worldwide by whatever means necessary.

REVERSE LOGISTICS

         Many logistics solutions providers only offer their services from the warehouse to the end customer (for example, after the product has been purchased and received from the vendor). The Company can offer to handle the customer's product from the vendor all the way to the end customer and even handle any needs after the product reaches its final destination or dispose of the product.

IN-TRANSIT MERGE

         The Company provides In-transit Merge by strategically managing logistics information in an effort to minimize the handling of product with complex routing that includes multiple product origins/destinations and/or multiple vendors. The Company positions itself as a member of the customer's distribution team, sharing data and interacting virtually with vendors and the customer.

ASSEMBLY, PACKING AND DISTRIBUTION

         The Company customizes its "pick-and-pack" or packaging, labeling and inventorying services to meet each customer's specific needs. Customers can utilize the Company's warehouse and distribution facilities that are fully automated (barcode and UCC compliant)

or operate at their own site. The Company utilizes over 300,000 square feet of floor space with additional multi-tier rack capacity which is secure and bonded. The Company currently provides commercial caliber staging, repalletizing and shipping services for commercial print, carpet and hotel clients. These services include receipt of commercial finished goods,

inventory services and legacy data stream information services, as well as storage,

repalletizing and transport distribution services that can be provided on a case-by-case basis or turn-key. Additionally, packaging sanitization and custom branding services are available. This comprehensive outsourcing service includes trucking as well as tracking services.

SUPPLY CHAIN MANAGEMENT

         The Company provides infrastructure and equipment, integrated with its customers'

existing systems, to handle distribution planning, just-in-time delivery and automated ordering throughout their operations, and additionally will provide and manage warehouses, distribution centers and other facilities for them. The Company also consults on identifying bottlenecks and inefficiencies and eliminating them by analyzing freight patterns and costs, optimizing distribution centers and warehouse locations, and analyzing/developing internal policies and procedures for its customers. The Company has enterprise-wide technology solutions that enable real-time tracking and monitoring of various products and offers these and other related solutions under long term contracts to a host of customers. The third-party service platform provides guaranteed service level agreements (SLAs) to ensure stable, predictable delivery and tracking of many products through the supply chain. The industry should grow in all segments, especially during difficult and unpredictable economic climates due to the capital-intensive nature of warehousing, transportation and technology equipment needed to track and monitor products as they are shipped, staged and delivered.

CONVERSION OF DEBT TO EQUITY

         The Company’s credit facility, of which $773,896 was outstanding as of December 30, 2001,

has been converted into 773,896 shares of Series A Preferred Stock, par value $.001 per share

(“Series A Preferred Stock”) which bears interest at six percent (6%) as of period ending

December 31, 2001. The Series A Preferred Stock is convertible into shares of Common Stock of the Company at market or the last placement price of the Company’s securities at which equity was placed with investors, whichever is less (but under no circumstances less than

$.50 per share). Any interest payable under the terms of the Series A Preferred Stock may be tendered in shares of Common Stock at the market price of the Company, at the Company’s sole discretion.

      The Company had as of December 30, 2001, $426,898 in demand and term notes payable to the Company’s largest shareholder, (See “ITEM 12 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”)

and to a customer of the Company. These notes were converted into 426,898 shares of

Series B Preferred Stock par value $.001 per share (“ Series B Preferred Stock”) as of the period ending December 31, 2001. Series B Preferred Stock is convertible into shares of Common Stock of the Company at market price or at the last placement price of the

Company’s securities with investors, whichever is less (but under no circumstances less than $.50 per share).

FACTORING

         The Company factors substantially all of its accounts receivable. During the year ended December 31, 2001, the Company utilized the services of two factoring companies.

Accounts receivable are sold to the factoring companies with recourse for unpaid invoices in excess of ninety (90) days old. The most recent agreement provides for the payment of factoring fees at two and one-half (2.5%) of each invoice factored.

         Accounts receivable transferred to the factoring companies were as follows:

Factored accounts                    $6,056,953

Customer payments (charge backs)     (5,417,492)

                                      ---------

Amount due to factoring companies    $  639,461

                                        =======

            During the period ended December 31, 2001, the Company entered into a $1,000,000 factoring facility with Yankton Factors Inc. that provides for 97.5% advance rate against eligible receivables defined as those receivables which are likely to be paid to the Company within ninety days from the invoicing for services, this facility bears interest of 2.5% for up to 75 days of credit and is estimated to have an annual cost of approximately prime rate plus eighteen percent to the Company. The facility is currently unsecured and has outstanding balances due of $639,461 at December 31, 2001.

            The Company has subsequently entered into a Factoring relationship with Riviera

Finance that provides for 80% advance against eligible receivables at a rate of 1% per 10 days,

which is intended to be utilized as a cash flow enhancement for large credit clients of the

Company that have historically paid within twenty days to enable expansion within these clients,

to provide significant revenue increases with minimal capital requirements. This facility provides for the non-recourse sale of approved Trade receivables to Riviera and has no outstanding balances due at December 31, 2001.

         The Company will need to continue to obtain financing, of which there can be no assurance

GROWTH STRATEGY

         The Company acquired certain unencumbered assets of Q Logistics, for a purchase price of $367,385, out of bankruptcy reorganization in May 2001. In connection with the acquisition of Q-Logistics, the Company entered into a demand note for $245,000. The note was subsequently converted to Series B Preferred Equity, which provides for conversion into

Common Shares of Stock in the Company at a conversion price of market or at the last placement price for securities, whichever is lesser. (See Note 8 to the Financial Statements).

The rationale behind the transaction was that warehouse management, inventory staging,

shipping management, electronic inventory tracking and management and other related services would be accretive to the transport brokerage business, adding levels of captive clients that the Company could offer various support services to over long-term relationships..

         The growth market for third-party logistics support and supply chain management services continues to expand significantly and the Company intends to combine its disparate product offerings to customers to create an integrated suite of management tools, decisioning tools, reporting tools and support services that will enable sole source and limited source contract opportunities for existing and new clients. The Company has significant experience, acquired in its Quebecor relationship, which will provide evidence, to existing and new clients, of its ability to deliver a managed turnkey solution for staging, transportation, inventory and distribution of products across the supply chain.

      We have acquired businesses in the past and may consider acquiring businesses in the future that provide complementary services to those we currently provide or expand our geographic presence. There can be no assurance that the businesses that we have acquired in the past or any businesses that we may acquire in the future can be successfully integrated. While we believe that we have sufficient financial and management resources to successfully conduct our acquisition activities, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others. Our acquisition activities involve more difficult integration issues than those of many other companies because the value of the companies we acquire comes mostly from their business relationships, rather than their assets.

The integration of business relationships poses more of a risk than the integration of tangible assets because relationships may suddenly weaken or terminate. Further,

logistics businesses we have acquired and may acquire in the future compete with many customers of our wholesale operations and these customers may shift their business elsewhere if they believe our retail operations receive favorable treatment from our wholesale operations. In addition, although we believe that our acquisitions will enhance our competitive position, business and financial prospects, there can be no assurances that such benefits will be realized or that any combination will be successful.

SALES AND MARKETING

    The Company plans to increase market share by implementing sophisticated state-of-the-art technology to optimize efficiency, profitability and improve corporate image. The Company also plans to increase brand awareness through marketing initiatives such as a newly designed web site, direct mail, advertising, collateral, trade shows, etc.

The Company plans to increase non-asset based agent development program in strategic locations and cross train sales staff to expand new services to existing customers.

COMPETITION

         The transportation services industry is highly competitive. Its retail businesses compete primarily against other domestic non-asset based transportation and logistics companies, asset-based transportation and logistics companies,

third-party freight brokers, internal shipping departments and other freight forwarders. Its wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers on flat cars, and containerized intermodal rail services offered directly by railroads.

We also face competition from Internet-based freight exchanges, which attempt to provide an online marketplace for buying and selling supply chain services.

Historically, competition has created downward pressure on freight rates, and continuation of this rate pressure may materially adversely affect the

Company's net revenues and income from operations. In addition, some of the

Company's competitors have substantially greater financial and other resources than we do.

The Company has identified several direct competitors. These companies offer each of the individual services that the Company offers. However, the Company believes these identified competitors offer many of these individual services merely as ancillary services and tend to focus on one main service offering

(for example, truck leasing, freight forwarding, etc.). These direct competitors include:

RYDER INTEGRATED LOGISTICS, INC. is a subsidiary of the $4.9 billion transportation and logistics provider Ryder Systems, Inc. Ryder's primary business is providing truck leasing services.

MENLO LOGISTICS, INC. is a subsidiary of $5.5 billion transportation and logistics services provider CNF. Menlo's primary business is less-than-truckload (LTL) transportation services.

C.H. ROBINSON WORLDWIDE ("CHR") is one of the largest third-party logistics providers in

North America. CHR's primary business is international freight forwarding brokerage.

EXEL LOGISTICS, a British logistics company with $5.3 billion in 1999 revenues, provides global freight management, integrated transportation and warehousing. Exel's primary business is warehousing services.

SUPPLIERS

The Company utilizes the services of various third party transportation companies. No significant third party provider results in over 10% of the Company's revenue.

CUSTOMERS

The Company's largest customer constitutes approximately twenty six (26%) of the

Company's revenue. The top six (6) debtor balances comprised forty percent (40%)

of outstanding accounts receivable balances, and include clients like Quebecor,

Cantex, Inc., Air Ride, Beaulieu, Murphy and Ricoh.

EMPLOYEES

As of April 1, 2002, the Company had seventy three (73) full time employees. We consider our employee relations to be good, and we have never experienced a work stoppage.

REGULATORY MATTERS

The Company, its suppliers and its customers are subject to changes in government regulation,

which could result in additional costs and thereby affect the Company's results of operations.

         The transportation industry is subject to legislative or regulatory changes that can affect its economics. Although the Company operates in the intermodal segment of the transportation industry, which has been essentially deregulated, changes in the levels of regulatory activity in the intermodal segment could potentially affect the Company and its suppliers and customers. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or require the outlay of significant additional costs. Additional expenditures incurred by the Company, or by its suppliers, who would pass the costs onto the Company through higher prices, would adversely affect the Company's results of operation.

         If the Company expands its services internationally, the Company may become subject to international economic and political risks. Doing business outside the United States subjects the Company to various risks, including changing economic and political conditions,

major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Significant expansion in foreign countries will expose the Company to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. The Company has no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore,

unable to alter business practices in time to avoid the adverse effect of any of these changes.

         If the Company fails to comply with or lose any required licenses, governmental regulators could assess penalties or issue a cease and desist order against the Company's operations that are not in compliance.

         There are newly adopted and pending laws regarding transportation, whether by air,

sea, freight or rail, which may have an effect on the Company. At this time, the Company cannot ascertain the full effects of such laws. Internet Regulation - Few laws or regulations are currently directly applicable to the Company's access to the Internet or conducting business on the Internet. However, because of the Internet's popularity and increasing use,

new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         The Company has developed Broker/Agent and internal Company software that enables the management, analysis and deployment of transportation and logistics solutions over Internet connections or via secure dial in access. The Company maintains all rights to the code, concepts and visual appearance of this software and is in the process of cataloguing the unique features of these software products, with the intention of filing for patent or copyright protection. However, the Company has not filed for any patents, copyrights or trademarks. The Company name has not been federally trademarked.

REPORTS TO SECURITY HOLDERS

      The Company does not currently intend to voluntarily send an annual report to its security holders of record.

ADDITIONAL INFORMATION

Statements contained in this Annual Report regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement or herewith. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC.

This information, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street,

NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

RISK FACTORS

         Purchase of the Company's Shares involves significant risk. An investment should be made only after careful consideration of the significant risk factors set forth below as well as information set forth elsewhere in this

Form 10-SB and should be undertaken only for long-term investment purposes by persons who can afford to sustain a loss of their entire investment. In addition to considerations bearing on their individual financial positions and the factors set forth elsewhere herein, prospective purchasers should consider the following:

RISKS ASSOCIATED WITH THE BUSINESS

         The Company's business is dependent upon a number of factors beyond its control that may have a material adverse effect on the business. These factors include excess capacity in the trucking industry and significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, government regulations, governmental and law enforcement anti-terrorism actions, tolls,

license and registration fees and insurance premiums. It is difficult at times to attract and retain qualified drivers and owner-operators. Operations also are affected by recessionary economic cycles and downturns in the Company's customers' business cycles, particularly in market segments and industries (such as retail and paper products) in which the Company has a significant concentration of customers. Seasonal factors could also adversely affect the

Company. Customers tend to reduce shipments after the winter holiday season and operating expenses tend to be higher in the winter months primarily due to increased operating costs in colder weather and higher fuel consumption due to increased idle time. Regional or nationwide fuel shortages could also have adverse affects.

         The trucking industry is dependent upon transportation equipment such as chassis and containers and rail, truck and ocean services provided by independent third parties. Periods of equipment shortages have occurred historically in the transportation industry, particularly in a strong economy.

If the Company cannot secure sufficient transportation equipment or transportation services from these third parties to meet the customers' needs,

the business, results of operations and financial position could be materially adversely affected and customers could seek to have their transportation and logistics needs met by other third parties on a temporary or permanent basis.

The reliance on agents and independent contractors could reduce operating control and the strength of relationships with customers, and the Company may have trouble attracting and retaining agents and independent contractors.

         Historically, sectors of the transportation industry have been cyclical as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors over which the Company has no control. Increased operating expenses incurred by third-party carriers can be expected to result in higher costs, and net revenues and income from operations could be materially adversely affected if the Company was unable to pass through to the customers the full amount of increased transportation costs. The Company has a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which the Company has no control,

the volume of freight shipped by those customers may decrease and operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause the Company's quarterly operating results to be below the expectations of public market analysts or investors. In this event,

the trading price of the Company's common stock may fall significantly. The

Company's significant debt levels may limit its flexibility in obtaining additional financing and in pursuing other business opportunities.

         If, for any reason, the Company's business of providing warehousing and logistic services ceases to be a preferred method of outsourcing these functions, or if new technological methods become available and widely utilized,

the Company's business could be adversely affected.

         Moreover, increasing consolidation among customers and the resulting ability of such customers to utilize their size to negotiate lower outsourcing costs has and may continue in the future to have a depressing effect on the pricing of third-party logistic services.

THE COMPANY MAY FACE INTERRUPTION OF BUSINESS DUE TO INCREASED SECURITY MEASURES

IN RESPONSE TO TERRORISM

         Terrorist attacks in New York and Washington, D.C. on September 11,

2001 have disrupted commerce throughout the United States. The continued threat of terrorism within the United States and the ongoing military action and heightened security measures in response to such threat may cause significant disruption to commerce. The Company's business depends on the free flow of products and services through these channels of commerce. Recently, in response to terrorists' activities and threats aimed at the United States, transportation and other services have been slowed or stopped altogether. Further delays or stoppages in transportation or other services could have a material adverse effect on the Company's business, results of operations and financial condition.

Furthermore, the Company may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. The Company may also face interruption of services due to increased security measures in response to terrorism. The Company may also experience delays in receiving payments from payers that have been affected by the terrorist activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities and any economic downturn could adversely impact our results of operations,

impair our ability to raise capital or otherwise adversely affect our ability to grow our business.

         It is impossible to predict how this may affect our business or the economy in the U.S. and in the world, generally. In the event of further threats or acts of terrorism, the Company's business and operations may be severely adversely affected or destroyed.

THE COMPANY MAY SUBSTANTIALLY ALTER ITS CURRENT BUSINESS AND REVENUE MODEL

         The Company's current business and revenue model represents the current view of the optimal business and revenue structure, i.e., to derive revenues and achieve profitability in the shortest period of time. There can be no assurance that current models will not be altered significantly or replaced with an alternative model that is driven by motivations other than near-term revenues and/or profitability (i.e. building market share before the Company's competitors). Any such alteration or replacement of the business and revenue model may ultimately result in the deferring of certain revenues in favor of potentially establishing larger market share. The Company cannot assure that any adjustment or change in the business and revenue model will prove to be successful.

NEED FOR SUBSTANTIAL ADDITIONAL FINANCING

        The Company relies on factors to expedite cash flow. There is no assurance that the Company will continue to be able to factor its receivable or to obtain,

either replacement or additional financing on acceptable terms.

         The Company's continued viability depends on its ability to raise capital. Changes in economic, regulatory or competitive conditions may lead to cost increases. Management may also determine that it is in the best interest of the Company to expand more rapidly than currently intended, to expand marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. In any such case or other change of circumstance, additional financing will be necessary. If any additional financing is required, there can be no assurances that the Company will be able to obtain such additional financing on terms acceptable to the Company and at times required by the

Company, if at all. In such event, the Company may be required to materially alter its business plan or curtail all or a part of its expansion plans. Any such additional financing may result in significant dilution to existing stockholders or the issuance of securities with rights superior to those of the existing Common Stock. In the event that the Company is unable to raise or borrow additional funds, the Company may be required to curtail significantly one or more of its marketing and/or development programs or seek additional third-party funds by relinquishing the marketing, distribution, development or other rights to the Company's products and services.

RISKS ASSOCIATED WITH MANAGEMENT

         There are several risks associated with the management of the Company.

If the Company loses key personnel and qualified technical staff, the ability to manage the day-to-day aspects of the business will be weakened.

         The Company believes that the attraction and retention of qualified personnel is critical to success. If the Company loses key personnel or is unable to recruit qualified personnel, the ability to manage the day-to-day aspects of the business will be weakened. The Company's operations and prospects depend in large part on the performance of the senior management team. The loss of the services of one or more members of the senior management team, could have a material adverse effect on the business, financial condition and results of operation. You should be aware that the Company faces significant competition in the attraction and retention of personnel who possess the skill sets that are needed. Because the senior management team has unique experience with the

Company and within the transportation industry, it would be difficult to replace them without adversely affecting the business operations. In addition to their unique experience, the management team has fostered key relationships with the

Company's suppliers. Such relationships are especially important in an increasingly non-asset based company such as Segmentz. Loss of these relationships could have a material adverse effect on the Company's profitability.

         The Company's business is highly dependent upon the services of

Management, particularly Allan Marshall, Chief Executive Officer and Dennis

McCaffrey, Chief Operating Officer. The loss of the services of these members of management could have a material adverse effect on the Company's operations and future profitability.

RISK FACTORS RELATING TO THE COMMON STOCK

     Allan Marshal and Christine Otten collectively own approximately 92% of the outstanding common stock. As a result, they are able to control all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions, and to block an unsolicited tender offer. This concentration of ownership could delay,

defer or prevent a change in control of the Company or impede a merger,

consolidation, takeover or other business combination which a stockholder, may otherwise view favorably.

         Provisions of the certificate of incorporation and bylaws may discourage, delay or prevent a change in control of the Company that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions.

         The market price of the Company's common stock may be volatile, which could cause the value of your investment to decline. Any of the following factors could affect the market price of the Company's common stock:

     o    changes in earnings estimates and outlook by financial analysts;

     o    the Company's failure to meet financial analysts' and investors'

          performance expectations;

     o    changes in market valuations of other transportation and logistics companies; and

     o    general market and economic conditions.

         In addition, many of the risks described elsewhere in this "Risk

Factors" section could materially and adversely affect the stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of the

Company's common stock.

VOLATILITY OF STOCK PRICES

         The Company's common stock is a new issue of securities for which there is currently no trading market. Although the Company expects its common stock to be quoted on the NASDAQ Over the Counter Market ("NASDAQ OTC"), an active trading market for the Company's common stock may not develop or be sustained.

         In the event that an established public market does develop for the

Company's shares, market prices will be influenced by many factors, and will be subject to significant fluctuation in response to variations in operating results of the Company and other factors such as investor perceptions of the

Company, supply and demand, interest rates, general economic conditions and those specific to the industry, international political conditions, development with regard to the Company's activities, future financial condition and management.

FUTURE SALES OF THE COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS THE

STOCK PRICE

         The market price of the common stock could decline as a result of sales by the Company's existing stockholders of a large number of shares of the common stock. These sales might also make it more difficult for the Company to sell additional equity securities at a time and price that the Company deems appropriate.

APPLICABILITY OF LOW PRICED STOCK RISK DISCLOSURE REQUIREMENTS

         The common stock of the Company may be considered a low priced security under rules promulgated under the Exchange Act. Under these rules,

broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes that risks associated with such stock, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing and provide monthly account statements to the customer, and obtain specific written consent of the customer.

With these restrictions, the likely effect of designation as a low prices stock,

would be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchase of such stocks compared to other securities.

CONTROL BY PRESENT STOCKHOLDERS

         The present stockholders own a majority of the outstanding common stock of the Company. Since there are no cumulative voting rights under the Company's

Certificate of Incorporation, the present stockholders will remain in control of the Company and will be able to elect all Directors of the Company and the purchasers of the shares will not be able to elect any Directors of the Company and they will have no input or decision making authority with respect to the business decisions and policies of the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following analysis of the financial condition of Trans-Logistics as of March 31, 2002, and the results of operation for the fiscal year ended

December 31 2001, should be read in conjunction with the Financial

Statements of Trans-Logistics, Inc., including footnote disclosures, and it should be understood that this discussion is qualified in its entirety by the foregoing and other, more detailed financial information appearing elsewhere herein. The Company acquired all outstanding capital stock of TRANSL Holdings on

October 29, 2001, which owns Trans-Logistics, Inc.

         Historical results of operations and the percentage relationships among any amounts included in the Statement of Operations of Trans-Logistics and any

trends which may appear to be inferable there from, should not be taken as being necessarily indicative of trends of operations or results of operations for any future periods.

         These and other statements, which are not historical facts, are based largely on current expectations and assumptions of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

         Assumptions and risks related to forward-looking statements, include that we are pursuing a growth strategy that relies in part on the completion of acquisitions of companies in the non-asset based logistics segment of the transportation industry, as well as the integration of third party brokers and agents into our back office, contact and support resources.

         Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this Report, the words "estimates", "projects", and "expect"

and similar expressions are intended to identify forward-looking statements.

         Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and,

therefore, there can be no assurance that the results contemplated in the forward-looking information will be realized.

         Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impacts of which may cause us to alter our business strategy,

which may in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as our representation that statements contained in this Report speak only as of the date of this

Report, and we do not have any obligation to publicly update or revise any of these forward-looking statements.

         Such statements may include, but are not limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations,

financing needs or plans, the impact of inflation and plans relating to the foregoing. Statements in the Company's Form 10-SB, including Notes to the

Financial Results of Operations, describe factors, among others, that could contribute to or cause such differences.

DESCRIPTION OF BUSINESS

CURRENT BUSINESS

         Segmentz, Inc. (the "Company"), a Delaware corporation, is a

Tampa, Florida based company that provides transportation logistics management services and support for mid-sized and national corporate clients. The

Company serves direct users of transport, storage, staging, warehouse services and other logistics services.

            The Company and its subsidiary Trans-Logistics, Inc., a

Florida corporation ("Trans-Logistics"), have principal executive offices located at 18302 Highwoods Preserve Parkway, Suite 210, Tampa, Florida 33467.

The telephone number is (813) 989-2232. The internet web site addresses are http://www.trans-logistics.com and http://www.segmentz.com

(http://www.segmentz.net  The Company provides several niche services within the industry more broadly known as the supply chain management industry,

including transportation logistics, management and delivery. (See "Description of Business - Products and Services").

         The Company serves direct users of transport, storage, staging,

warehouse service and other logistics services, as well as larger companies that include Bax Global, Quebecor World Logistics, Inc. (“Quebecor”), and CH

Robinson, Inc. The Company offers warehouse locations in two facilities covering the east coast and is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

Results of Operations

For the year ended December 31, 2001 compared to the period ended December 31, 2000.

Revenues increased approximately $8,096,598, or 2,184%, to approximately

$8,467,230 for the year ended December 31, 2001 as compared to approximately $370,632 for the period ended December 31, 2000. This increase was primarily due to (i) twelve complete months to realize revenues in 2001, (ii) growth resulting from new client acquisition,

(iii) growth resulting from the acquisition of the assets of

Q Logistics, inc. (“Q Logistics”) from Bankruptcy (and clients that elected to utilize the Company’s services as a consequent) and various expansion into related business lines.

Costs of services provided, which consist primarily of payment for trucking services, fuel, insurance, sales, marketing and general and administrative support increased by approximately $ 8,473,481,

or 2,389%, to approximately $8,828,104 for the year ended December 31, 2001,

as compared to approximately $354,623 for the period ended December 31, 2000.

As a percentage of revenues Trucking and transport related services of fuel,

insurance, sales and marketing are aggregated as cost of goods sold and amounted to 88% of related revenues for the year ended December 31, 2001,

as compared to 92% for the period ended December 31, 2000, and general and administrative expenses increased from 5% for the period ended

December 31, 2000 to 16% for the year ended December 31, 2001.

Gross margin increased by approximately $922,092, or 2,602%, to approximately $957,518 for the year ended December 31, 2001, as compared to approximately $35,426 for the period ended December 31, 2000. This increase is primarily attributable to having a full year of operations,

increased sales and client base and efficiencies resulting from increased size that reduces costs as a percentage of gross sales.

Selling, general and administrative expenses increased by approximately $1,298,975 or 6,689%, to approximately $1,318,392 for the year ended December 31, 2001, up from approximately $19,417 for the period ended December 31, 2000.  This increase was in large part due to: (i) increased facilities cost to manage the acquisition of the assets of Q logistics;(ii) increased overhead costs resulting from the period in which the company expanded personnel and facilities to support growth that was to have resulted from the merger with LMRI, (iii) expansion of sales and business to facilitate national transportation operations and support and (iv) due to the $225,000 reserve against potential loss booked against LMRI's current obligations to the Company.

The Company experienced a loss in investment value of $78,999, booked consequential to its settlement for expenses caused at the time of the recission with Logistics Management Resources, Inc. (“LMRI” or “LMR”),

resulting primarily from the value realized by the Company at the time of sale of the securities tendered in that settlement and the value of those securities at the time the Company received them,

as compared with no such losses in the prior fiscal period ended

December 31, 2000. (see “Financial Statements Notes 2, 5 and 14”)

For the period January 1, 2001 through July 1, 2001, the Company extended credit to Huff Trucking Company (“Huff”), in connection with services rendered,

and to be rendered by Huff in connection with ongoing operations. Huff

Trucking Company is related to LMRI, a party to a failed merger transaction with the Company in the 2001 calendar year. At the time of the rescission agreement with LMRI, there remained a balance due and owing to the Company of approximately $265,000, such amounts not having been paid as of the fiscal year ended December 31, 2001. The Company continues to collect balances due under this agreement and realized approximately $7,000 from clients who had been back billed for services provided by the Company in which Huff had been advanced funds, expenses or had billed the Client directly without the consent or authority of the Trans-Logistics. The Company booked a reserve of $200,000 in connection with losses it believes it may occur. The Company intends to vigorously pursue its remedies and collection efforts against Huff Trucking

Company

The Company experienced losses from continuing operations before provisions for income taxes that approximated $656,421 for the fiscal year ended December 31, 2001,

compared with income from continuing operations before provisions for income taxes of approximately $16,009 for the fiscal period ended December 31, 2000.

The Company operates tractors and trailers, which are owned by the Company or provided by independent owner-operators, for clients that ship products throughout

North America. The Company has insurance and requisite authorities, licenses and permits that enable it to haul various types of freight for third parties on an as-needed basis. The Company recognizes revenues in this line of its business that are directly tied to the relationship between the Company, its customers and third parties who, from time to time, may fulfill transportation requirements. When the

Company has a client and a load to ship and a third party trucking company provides fulfillment for that load, the Company bills the client directly for the gross value of trucking services. In cases where the Company refers a client to a third party company who provides trucking services, the Company would act as a broker in such transactions and would be paid by the fulfillment firm a commission.  The Company only reports “income” as such definitions apply and has provided trucking service and brokered services throughout the past fiscal year.

For the period ended March 31, 2002 compared with the period ended March 31, 2001.

Revenues increased approximately $444,691, or 26%, to approximately $2,150,380 for the period ended March 31, 2002 as compared to approximately $1,705,689 for the period ended March 31, 2001. This increase was primarily due to (i)addition of the warehouse segment of our business and;(ii) expansion of the business client base and services offered.

Costs of services provided, which consist primarily of payment for trucking services,

fuel, insurance, sales, marketing and general and administrative support increased by approximately $ 217,813, or 15%, to approximately $1,665,177 for the period ended

March 31, 2002, as compared to approximately $1,447,364 for the period ended March 31, 2001.

As a percentage of revenues Trucking and transport related services of fuel, insurance,

sales and marketing are aggregated as cost of goods sold and amounted to 77.44% of related revenues for the period ended March 31, 2002, as compared to 85% for the period ended

March 31, 2001, and general and administrative expenses increased from 7% for the period ended March 31, 2001 to 16% for the period ended March 31, 2002.

Gross margin increased by approximately $227,218, or 88%, to approximately

$485,203 for the period ended March 31, 2002, as compared to approximately $258,325 for the period ended March 31, 2001. This increase is primarily attributable to offering various services and building value added propositions that were more profitable, as well as to cost management and budgeting by management that resulted in enhanced trends in gross profit margins.

Selling, general and administrative expenses increased by approximately $247,741 or 217%, to approximately $361,843 for the period ended March 31, 2002, up from approximately $114,102 for the period ended March 31, 2001.  This increase was in large part due to: (i) costs incurred as a result of being a public company;

  increased size of administration associated with two segments of business and;

  (iii) additional costs resulting from size increases.

Liquidity and Capital Resources

        Cash and cash equivalents were approximately $39,489 at December 31, 2001,

compared with $1,709 at December 31, 2000. This increase of approximately $37,780 was primarily a result of the Company increasing in size and having greater average cash balances as a consequent of such growth. Cash and cash equivalents were approximately 248,310 at March 31, 2002, compared with $46,425 at March 31, 2001.

This increase of approximately $201,885 was primarily a result of the Company’s enhanced cash management and examination of payment and collection cycles to increase free cash flow and quick term availability of cash.

During the fiscal year ended December 31, 2001, the Company entered into a $1,000,000 factoring facility with Yankton Factors Inc. that provides for 97.5% advance rate against eligible receivables defined as those receivables which are likely to be paid to the
Company within ninety days from the invoicing for services. This facility bears interest of 2.5% for up to 75 days of credit and is estimated to have an annual cost of approximately prime rate plus eighteen percent (18%) to the Company. The facility is currently unsecured and has outstanding balances due of $639,461 at December 31, 2001.

The Company has subsequently entered into a factoring relationship with Riviera Finance, LLC
(“Riviera”) that provides for 80% advance against eligible receivables at a rate of one percent (1%) per ten (10) days, which is intended to be utilized as a cash flow enhancement for large credit clients of the Company that have historically paid within twenty days to enable expansion within these clients, and to provide significant revenue increases with minimal capital requirements. This facility provides for the non-recourse sale of approved trade receivables to Riviera and has no outstanding balances due at
December 31, 2001.

The Company has embarked upon an aggressive campaign to manage cash that has resulted in greater anticipated levels of cash available for operations which it believes will be adequate to fund operations and financial requirements in the next fiscal year. The Company arranged for the conversion of debt due to related parties to preferred stock (See “ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”).

Our strategy is to continue to expand through acquisitions and internal development.

We intend to seek, on a selective basis, acquisition of businesses that have product lines or services which complement and expand our existing services and product lines,

and provide us with strategic distribution locations or attractive customer bases. Our ability to implement our growth strategy will be dependent on our ability to identify,

consummate and assimilate such acquisitions on desirable economic terms. There can be no assurance that we will be successful in implementing our growth strategy. Our ability to implement our growth strategy will also be dependent upon obtaining adequate financing.

We may not be able to obtain financing on favorable terms.

RESULTS OF OPERATIONS

         Trans-Logistics began operations in the fourth quarter of 2000, therefore full year end information does not necessarily compare like periods. In the financial statements for the year ended December 31, 2001, the following table illustrates comparable operations results for the partial year ending December 31, 2000 and for the full year ended

December 31, 2001:

                                                                                                                  Three Months Ended

                                                                                                             March 31,             March 31,

                                                                                                                 2002                     2001

Revenues:

     Operating revenue                                                                           $  2,146,631        $  1,705,349

     Consulting and other revenue                                                                      3,749                       340

                                                                                                               2,150,380             1,705,689

Expenses:

     Operating expenses                                                                             1,665,177             1,447,364

     General and administrative expenses                                                       361,843                114,102

                                                                                                               2,027,020             1,561,466

Income before taxes                                                                                    123,360                144,223

Income tax expense                                                                                      25,000                  44,800

Net income                                                                                          $       98,360        $       99,423

Basic earnings per common share                                                                       $.02                      $.02

Basic weighted average common shares outstanding                                 6,502,913             6,502,913

Diluted earnings per common share                                                                    $.01                      $.02

Diluted weighted average common shares outstanding                               8,904,501             6,502,913

Continuing Operations:

OPERATING REVENUES

         Total operating revenues increased approximately $444,691, or 26.7%,

to approximately $2,150,380 for the period ended March 31, 2002, as compared to approximately $1,705,689 for the period ended March 21, 2001. This increase was primarily due to increase in revenues achieved consequential to the acquisition of Q Logistics from bankruptcy and increase of revenues in the business lines of the Company.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization increased from $ 24,934 for the three month period ended March 31, 2002 compared with $ 6,467 for the three month period ended March 31, 2001. The reason for this increase was the placing of service those assets acquired in the purchase of Q logistics out of bankruptcy.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased slightly from $ 114,102 for the period ended March 31, 2001 to $ 361,843 for the three months ended March 31, 2002.

The reason for this was primarily due to increased size of management and administrative staff coincidental with becoming a reporting public company, and with the Company’s efforts to increase the size of its business.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents were approximately $248,310 at March 31, 2002,

compared with $39,489 at December 31, 2001. This increase of approximately $208,821 was primarily a result of the Company’s enhanced cash management and examination of payment and collection cycles to increase free cash flow and quick term availability of cash.

         The Company will require significant capital to continue to meet its expansion goals over the next twelve months. There can be no assurance that the

Company will be able to obtain the capital necessary to continue operations.

(See "Risk factors-Need for substantial Additional financing")

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company leases its Corporate Headquarters, located at 18302

Highwood's Preserve Parkway, Suite 210, Tampa, FL 33467, which is 2,073 square feet. The Company pays $3,411 per month and the lease expires May 2006.

         A lease period begins in May 2001 and expires in April 2006. The initial lease term is for a period of 5 years and the lease agreement includes an optional lease period of an additional three (3) years.

Minimum future rent commitments under this agreement are:

YEAR ENDING DECEMBER 31                          AMOUNT

2002                                             50,979

2003                                             52,658

2004                                             49,195

2005                                             47,292

Thereafter                                       15,969

                                                 ------

   Total                                        $216,093

                                                 =======

         As part of the lease agreement the Company is liable for an unused letter of credit in the amount of $40,000. This amount is reduced by $8,000 per year and may be drawn upon if certain lease commitments have not been met or have been violated.

         On December 15, 2001, the Company moved the location of its northeast regional support and logistics center from 40 Brunswick Avenue in Edison New

Jersey to 39 Mill Road in Edison New Jersey. This facility was moved in concert with expansion needs of the Company's largest logistics support client,

increasing the space from 120,000 square feet to 140,000, the number of trailer bays for loading and unloading products by over fifty percent and a location that offers enhanced accessibility for ground transportation carriers. The

Company continues to provide comparable services for this client and others from its new facility.

          The Company has been party to a lease in its Atlanta facility that it believed to be month-to-month pursuant to data provided by LMR. In cooperation with LMR, the Company purchased the assets of QLS from bankruptcy and began utilizing the space in Forest Park, Georgia pursuant to providing logistic services for clients. The Company notified the landlord, IDI Services, Inc. (“IDI”), of its intentions to find smaller space and offered IDI an opportunity to provide a lesser facility size within the facility currently occupied by the Company. IDI informed the Company at that time that the Company was party to a lease arrangement that had previously not been disclosed or evidenced. IDI and the Company are engaged in discussions to resolve this misunderstanding in which the Company asserts that IDI accepted a letter of credit provided by LMRI as inducement to enter into the lease with LMR with whom the Company had an arrangement to vacate the premises of its month-to-month sublease on 30 days written notice. IDI’s assertion included a variety of material issues, including a representation that the Company was a prime lease holder with an obligation through May 2006. The Company has secured legal counsel and continues to assert that any lease documents that exist suggesting the Company’s prime tenancy are not authorized by the Company, its board, or officers as provided for in the Company’s bylaws. The Company continues to defend its position in this matter and will endeavor to reach an amicable settlement pursuant to this issue.

         As the result of its purchase of Q Logistic Solutions, Inc., the

Company utilizes facilities located in Atlanta, Georgia and Edison, New Jersey on an "at-will" basis; monthly rents for these facilities are approximately

$51,000 and $43,000 respectively.

         The Company also has six Sales Agent offices across the United States.

These offices are located at:

     -    RR 1 Box 385, Clinton, ME 04927

     -    11448 Rene Drive, Jacksonville, FL 32218

     -    7240 Indiana Avenue, Fort Worth, TX 76137

     -    9 Beacon Hill, East Brunswick, NJ 08816

     -    2059 S. Hamilton, Dalton, GA 30720

         The Company believes that the condition of its facilities is excellent and that the provided space is sufficient for its use and operation at the present time. In the opinion of the Company's management, these properties are adequately insured, in good condition and suitable for the Company's anticipated future use.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of April 1, 2002, certain information with respect to the beneficial ownership of the Common Stock of the Company by each person who the Company knows to be a beneficial owner of more than 5% of any class or series of the Company's capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

(1) Allan Marshall and Christine Often are husband and wife.

Name                         Shares Beneficially                          Percentage of

                                 Owned                                       Shares

Allan Marshall(1)            4,187,876                                        64.4

Christine Otten (1)          1,794,804                                        27.6

                             ---------                                        -----

                             5,982,680                                        92.0%

Ownership of Preferred Stock if Converted*

Name                                 Shares Beneficially                         Percentage of

                                             Owned                                              Shares

Allan Marshall(1)            4,187,876                                        54.4%

Christine Otten (1)          1,794,804                                        23.3%

                             ---------

                             5,982,680

Bryant Plastics                773,896                                        10.0%

(Series B)

Bryant Plastics                 245,000                                         3.2%

(Series A)

Allan J. Marshall               181,898                                         2.4%

(Series A)    Total:          7,703,707                                        93.3%

As of April 1, 2002, there were a total of 6,502,913 shares of the Company's common stock outstanding, of which 520,233 shares are held by approximately 464 shareholders of record, 5,982,680 shares are held by the principal shareholder, 773,896 shares of the Company’s Series B Preferred Stock outstanding, held by one shareholder of record as disclosed in the above table, and 426,898 shares of the Company’s Series A Preferred Stock outstanding, held by two shareholders of record as disclosed in the above table.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers

The following sets forth information concerning the officers and directors, including their ages, present principal occupations, other business experience during the last five years, membership on committees of the board of directors and directorships in other publicly held companies.

NAME                       AGE       POSITION WITH SEGMENTZ

Allan Marshall             34        Chairman & Chief Executive Officer

John S. Flynn              37        President & Chief Financial Officer

Dennis M. McCaffrey        33        Chief Operating Officer

Allan Marshall was a director of Trans-Logistics from November 2000 to November 2001, when Trans-Logistics changed its name to Segmentz. He has served as Director and the Chief Executive Officer of Segmentz since its acquisition on November 1, 2001. Prior to Trans-Logistics and Segmentz, Mr. Marshall founded U.S. Transportation Services, Inc. (“UST”) in 1995, whose main focus was third party logistics. UST was sold to Professional Transportation Group, Inc. in January of 2000 and Professional Transportation Group ceased business in November of 2000. Prior to 1995, Mr. Marshall served as Vice President of U.S. Traffic Ltd, where he founded their USA Logistics division.

John S. Flynn, is a Senior Managing Member of Aspen Rhodes Capital Corporation, LLC (“Aspen Rhodes”). Prior to co-founding Aspen Rhodes, Mr. Flynn was an entrepreneur, developing a nationwide computer service company, a regional environmental service firm and a management consulting firm. Mr. Flynn has completed over $500 million of funding in his career, including asset based capital market products, below investment grade bonds and private equities. He has completed numerous merger transactions and consulting related to acquisitions for Small and Micro cap public companies, including Westbury Metals Group, US Automotive and RT Industries during his career.

Dennis McCaffrey served as the Chief Operations Officer of UST since 1996, before joining the Company in November 2000. He was responsible for creating and implementing strategic business plans; supervising operations staff; designing and managing all sales and marketing programs; assisting in the design and implementation of their internal software program; and forming strategic alliances with contract carriers including U.S. Express, MS Carriers, Heartland Express, and Swift Transportation. When UST was sold to Professional Transportation Group in 2000, Mr. McCaffrey served as an Operations Manager for the Florida division. Mr. McCaffrey also worked as the Operations Manager for U.S. Traffic Ltd's U.S. operations from 1992 to 1996. Previously, Mr. McCaffrey served in the United States Marine Corps from 1988 to 1992. Mr. McCaffrey, as Chief Operating Officer, is directly responsible for the management, growth and success of Trans-Logistics transportation, brokerage, and logistics operations.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

The Company's Board appoints the executive officers to serve at the discretion of the Board. Directors who are also employees receive no compensation for serving on the Board. The Company's non-employee directors receive no compensation for serving on the Board. The Company intends to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings. Allan Marshall, the Company's Chief Executive Officer, received approximately $75,000 in compensation for the year ended December 31, 2001.

EMPLOYMENT AGREEMENTS

The Company has entered into an Employment Agreements with Allan Marshall, the Company's Chief Executive Officer, which terminates on November 15, 2006. The agreement shall be automatically extended for an additional one-year period after the initial term unless at least 30 days prior to the termination date either the Company or Mr. Marshall give written notice to the other that the Employment Agreement will not be renewed. Mr. Marshall will receive an annual base salary of $150,000 plus a non-accountable expenses allowance of $35,000 per year, which may be increased at the discretion of the Board. Additionally, Mr. Marshall may be eligible to receive an annual bonus based on the Company's financial performance in the form of stock options and cash not to exceed 15% of his base salary.

The Company has offered an Employment Agreement to John S. Flynn, the Company’s President which terminates December 31, 2005. This Agreement provides for an annual base salary of $120,000.00, a non-accountable expense allowances of $1,000 per month, auto, health and cellular phone reimbursement and bonus of $30,000.00 payable in warrant value or cash, at the discretion of the Board of Directors. As of March 31, 2002, the Employment Agreement has not been executed.

KEY MAN INSURANCE

The Company intends to obtain a life insurance policy in the amount of $1,000,000 on the life of Allan Marshall, the Company's Chief Executive Officer. The proceeds of the policy would be payable to the Company.

STOCK OPTION PLAN

On November 1, 2001, the majority stockholders of the Company approved the 2001 Stock Compensation Plan. The number of shares of common stock which may be issued under the 2001 Plan shall initially be 600,000 shares which amount may, at the discretion of the Board, be increased from time to time to a number of shares of common stock equal to 5% of the total outstanding shares of common stock, provided that the aggregate number of shares of common stock which may be granted under the 2001 Plan shall not exceed 600,000 shares. The Company may also utilize the granting of options under the 2001 Plan to attract qualified individuals to become its employees and non-employee directors, as well as to ensure the retention of management of any acquired business operations. Under the 2001 Plan the Company may also grant restricted stock awards. Restricted stock represents shares of common stock issued to eligible participants under the 2001 Plan subject to the satisfaction by the recipient of certain conditions and enumerated in the specific restricted stock grant. Conditions which may be imposed include, but are not limited to, specified periods of employment, attainment of personal performance standards or the Company's overall financial performance. The granting of restricted stock represents an additional incentive for eligible participants under the 2001 Plan to promote the Company's development and growth, and may be used by the management as another means of attracting and retaining qualified individuals to serve as the Company's employees and directors. Currently, no options have been granted to employees, consultants, officers or directors.

COMPENSATION TABLE

The information set forth below concerns the cash and non-cash compensation to certain of the Company's executive officers for each of the past two fiscal years ended December 31, 2001 and 2000. In each case, the compensation listed was paid by Trans-Logistics.

Summary Compensation Table

Name          Year    Annual Compensation    Long-term Compensation

Position                                            Other

                      Salary       Bonus   Annual   Compensation    Awards      Other

                                                                Restricted  Compensation

                                                                Stock

Allan         2001       $75,000        $0               $0                 $0                       $0

Marshall

                     2000     $0                $0               $0                $0                         $0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has as of December 31, 2001, no outstanding balances due to Allan Marshall or to ATECH, a company owned solely by Mr. Marshall, both having numerous transactions completed with the Company during the fiscal year ending December 31, 2001. In December 2001, Allan Marshall converted $181,898 of debt due from the Company to him, to 181,898 shares of Series B Preferred Stock.

The Company utilized facilities, equipment, and employees of this related company in return for a commission paid equal to 85% of operating revenues less direct expenses. As of January 1, 2002, the Company does not intend to conduct any business with ATECH, without obtaining approval of the Board of Directors. Expenses incurred during the periods ended December 31, 2001 and 2000 amounted to approximately $206,000 and $174,000, respectively. The expenses incurred for these services are not necessarily indicative of the amounts that may have been incurred had these services been provided by independent third parties

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

         The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 and 10,000,000 shares of preferred stock, par value $.001. Each share of common stock entitles a shareholder to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of the Company's common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, the Company's shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the common stock in the year 2001 or in the foreseeable future.

         Pursuant to the Company's Articles of Incorporation, the Board has the

authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of the Company's preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The Company's

Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of the Company's preferred stock are currently outstanding. Although the Company has no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares,

may have the effect of delaying, deferring or preventing a change in control of the Company.

     As a WBNI successor, the Company is prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code.

If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends,

and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT

      The Company's Articles of Incorporation and Bylaws contain certain provisions, that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by the Company's shareholders, to issue up to 10,000,000 shares of its preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of the Company's preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in the Company's control.

                          ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and,

in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference

Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington,

D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330.

The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;

                               MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or the Company's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates,"

"believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and "Description of Business."

         Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the

Company nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in the Company's future SEC filings.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY

         AND RELATED STOCKHOLDER MATTERS

Market Information

         The Company's common stock is listed on the Over-the-Counter Pink

Sheets. Since the Company's common stock has not begun trading, there is not an established active public market for its common stock. No assurance can be given that an active market will exist for the Company's common stock and the Company does not expect to declare dividends in the foreseeable future since the Company intends to utilize its earnings, if any, to finance its future growth, including possible acquisitions.

         The Company is filing this Registration Statement on Form 10- SB for the purpose of enabling its common stock to commence trading on the NASD OTC

Bulletin Board.

         The Company's Registration Statement on Form 10 must be declared effective by the SEC prior to it being approved for trading on the NASD OTC

Bulletin Board, and until such time as this Form 10- SB is declared effective,

the Company's common stock will continue to be quoted on the "Pink Sheets." The

Company's market makers must make an application to the National Association of

Securities Dealers, Inc., or NASD, following the effective date of this Form

10-SB in order to have the common stock quoted on the NASD OTC Bulletin Board.

         Holders. As of May 31, 2002, there were a total of 6,502,913 shares of the Company's common stock outstanding, held by approximately 464 shareholders of record.

         Dividends. The Company has not declared any dividends on its common stock during the last two fiscal years.

ITEM 2.  LEGAL PROCEEDINGS

On June 17, 2002, the Company received a summons from Industrial Property Fund I, LP that named the Company as a co-defendant in a civil action pursuant to the Company’s tenancy in Forest Park, GA., which the Company continues to assert and claim is a month-to-month tenancy under which the Company has no obligation other than payment of rent when due. No remedy is being sought against the Company at this time relating to this civil action.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Reorganization Plan of WBNI, all of its outstanding capital stock as of February 10, 1999, the date of its bankruptcy petition, was canceled. Subsequently, WBNI issued an aggregate of 520,233 shares of common stock to certain of its creditors. The 520,233 shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the

Securities Act of 1933.

      On October 29, 2001, WBNI's majority stockholders approved a merger with

TRANSL Holdings and issued 5,982,680 shares of common stock. Minority stockholders were mailed notices of such action as well as other actions taken by the majority stockholders pursuant to the Delaware General Corporation law.

WBNI was the surviving entity and changed its name to Segmentz, Inc. The Company relied on Section 4(2) of the Securities Act of 1933 for the issuance of the

5,982,680 shares because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the

Securities Act. No underwriters were used in connection with this transaction.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Segmentz is a Delaware corporation. The Company certificate of incorporation provides that the Company will indemnify and hold harmless its officers, directors and others serving the corporation in various capacities to the fullest extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify officers and directors in specified circumstances.

         Under Section 145 of the DGCL, a corporation may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, referred to as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of that action, and Section 145 requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

         Section 145 of the DGCL further provides that to the extent that a director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter within that action, suit or proceeding, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with that defense. The

Company's certificate of incorporation provides that the indemnification rights described above shall be contract rights and shall include the right to be paid expenses incurred in defending any proceeding in advance of its final disposition subject to any undertakings required under the DGCL. Section 145 requires an undertaking to repay any amount advanced if the director or officer receiving that amount is ultimately determined not to be entitled to indemnification.

    Indemnification provided for by Section 145 of the DGCL and the Company's certificate of incorporation is not to be deemed exclusive of any other rights to which the indemnified party may be entitled. Both Section 145 and the

Company's certificate of incorporation permit the Company to maintain insurance on behalf of a director, officer or others against any liability asserted against that person and incurred by that person, whether or not the Company would have the power to indemnify that person against those liabilities under

Section 145. Anyone claiming rights to indemnification under the Company's certificate of incorporation may bring suit if that indemnification is not paid within thirty days.

SIGNATURES

        In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned,

thereunto duly authorized.

                                               SEGMENTZ, INC.

DATE:  June 17 , 2002                      By:  /s/ Allan Marshall

                                                --------------------

                                                Allan Marshall, President

PART F/S

Financial Statements

Segmentz, Inc.

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

Independent Auditors’ Report

Segmentz, Inc.

Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

Contents

Independent Auditors’ Reports on Financial Statements.................................................................. 1-2

Financial Statements:

     Statements of Cash Flows......................................................................................................... 6-7

     Notes to Financial Statements.................................................................................................. 8-18

Independent Auditors' Report

Board of Directors

Segmentz, Inc.

Tampa, Florida

We have audited the accompanying balance sheet of Segmentz, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the management of Segmentz, Inc.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segmentz, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company

Certified Public Accountants

Tampa, Florida

June 14, 2002

{except for the second paragraph of Note 14, as to which the date is June 17, 2002}

Independent Auditors' Report

Board of Directors

Segmentz, Inc.

Tampa, Florida

We have audited the accompanying statements of operations, changes in stockholders’ equity, and cash flows of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.) for the period April 28, 2000 (date of inception) through December 31, 2000.  These financial statements are the responsibility of the management of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.).  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.) for the period April 28, 2000 (date of inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Valiente Hernandez, P.A.

Certified Public Accountants

Tampa, Florida

May 8, 2001

Segmentz, Inc.

Balance Sheet

December 31, 2001

Assets

Current assets:

     Cash and cash equivalents                                                                                              $     39,489

     Accounts receivable, net of allowance of $45,000                                                            1,008,576

     Other receivables                                                                                                                108,421

     Prepaid expenses and other current assets                                                                           167,840

Total current assets                                                                                                               1,324,326

Equipment, net of accumulated depreciation                                                                             321,808

Other assets:

     Note receivable, net of allowance of $225,000                                                                    225,000

     Other receivables, net of allowance of $200,000                                                                   64,833

     Loans and advances                                                                                                             31,850

Total other assets                                                                                                                    321,683

                                                                                                                                          $ 1,967,817

Liabilities and Stockholders’ Equity

Current liabilities:

     Accounts payable                                                                                                          $   623,677

     Accrued salaries and wages                                                                                                  66,962

     Accrued expenses, other                                                                                                       80,152

     Obligation due under factoring arrangement                                                                         639,461

Total current liabilities                                                                                                           1,410,252

Stockholders’ equity:

     Convertible preferred stock; 10,000,000 shares authorized;

          1,200,794 shares issued and outstanding                                                                     1,200,794

     Common stock; $.001 par value; 40,000,000 shares authorized;

          6,502,913 shares issued and outstanding                                                                            6,503

     Additional paid-in capital                                                                                                       (6,403)

     Accumulated deficit                                                                                                           (643,329)

Total stockholders’ equity                                                                                                        557,565

                                                                                                                                          $ 1,967,817

The accompanying notes are an integral part of the financial statements.                                     3

Segmentz, Inc.

Statements of Operations

                                                                                                                                 Period April 28,

                                                                                                                                  2000 (Date of

                                                                                                   Year Ended              Inception) to

                                                                                                  December 31,            December 31,

                                                                                                        2001                           2000

Revenues:

     Operating revenue                                                                   $ 8,455,766                 $   364,898

     Consulting and other revenue                                                           11,464                          5,734

                                                                                                       8,467,230                      370,632

Expenses:

     Operating expenses                                                                    7,509,712                      335,206

     General and administrative expenses                                           1,318,392                        19,417

     Loss in investment                                                                           78,999

     Interest expense                                                                            216,548

                                                                                                       9,123,651                      354,623

(Loss) income before taxes                                                               (656,421)                      16,009

Income tax expense                                                                                                                   2,917

Net (loss) income                                                                         $   (656,421)               $     13,092

Net (loss) income per common share                                                       $(.10)                         $.00

Weighted average common shares outstanding                                 6,502,913                   6,502,913

The accompanying notes are an integral part of the financial statements.                                     4

Segmentz, Inc.

Statements of Changes in Stockholders’ Equity

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

                                                                                                                          Preferred Stock

                                                                                                                   Shares                Amount

Inception, April 28, 2000

Net income for the year

Balance, December 31, 2000

Acquisition of company

Recapitalization of company

Issuance of Series B redeemable convertible preferred stock                         426,898         $   426,898

Issuance of Series A convertible preferred stock                                           773,896              773,896

Net loss for the year

Balance, December 31, 2001                                                                    1,200,794         $ 1,200,794

The accompanying notes are an integral part of the financial statements.

                                                                              Retained

                                                 Additional              Earnings

         Common Stock                   Paid-In            (Accumulated

    Shares             Amount             Capital                 Deficit)                    Total

            500         $      50            $        50                                          $         100

                                                                              $     13,092                13,092

            500                 50                     50                     13,092                13,192

  6,502,913            6,503                4,480                     (4,153)                 6,830

           (500)               (50)            (10,933)                     4,153                 (6,830)

                                                                                                              426,898

                                                                                                              773,896

                                                                                  (656,421)            (656,421)

  6,502,913         $ 6,503            $ (6,403)            $  (643,329)         $  557,565

                                                                                                                                                          5

Segmentz, Inc.

Statements of Cash Flows

                                                                                                                                    Period April 28,

                                                                                                                                     2000 (Date of

                                                                                                          Year Ended          Inception) to

                                                                                                         December 31,         December 31,

                                                                                                               2001                       2000

Operating activities

     Net (loss) income                                                                             $   (656,421)          $    13,092

     Adjustments to reconcile net (loss) income to net cash

          and cash equivalents (used) provided by operating

          activities:

               Securities received as payment for services                                  (148,500)

               Loss on sale of securities                                                                78,999

               Provision for doubtful accounts and other receivables                      483,365

               Note receivable received to offset General & Administrative

                   expenses                                                                                 (450,000)

               Depreciation                                                                                  53,335

               Increase in:

                   Accounts and other trade receivables                                       (905,404)             (269,958)

                   Prepaid expenses and other assets                                             (92,840)

               Increase (decrease) in:
                   Accounts payable                                                                    427,464               121,213

                   Accounts payable to related party                                            (126,845)              126,845

                   Accrued expenses                                                                   139,614                   7,500

                   Income taxes payable                                                                 (2,917)                  2,917

     Total adjustments                                                                                   (543,729)               (11,483)

     Net cash and cash equivalents (used) provided by

          operating activities                                                                         (1,200,150)                  1,609

Investing activities

     Purchase of equipment                                                                          (375,143)

     Proceeds from sale of securities                                                                69,501

     Loans, advances, and other receivables                                                   (296,683)

     Net cash and cash equivalents used by investing activities                        (602,325)

Financing activities

     Issuance of common stock                                                                                                      100

     Net obligations incurred under factoring arrangements                              639,461

     Proceeds from issuance of debt                                                            1,200,794

     Net cash and cash equivalents provided by financing activities                1,840,255                     100

Net increase in cash and cash equivalents                                                37,780                   1,709

Cash and cash equivalents, beginning of year/period                                 1,709

Cash and cash equivalents, end of year/period                                  $      39,489            $      1,709

The accompanying notes are an integral part of the financial statements.                                     6

Segmentz, Inc.

Statements of Cash Flows

                                                                                                                                    Period April 28,

                                                                                                                                     2000 (Date of

                                                                                                          Year Ended          Inception) to

                                                                                                         December 31,         December 31,

                                                                                                               2001                       2000

Supplemental disclosures of cash flow information

     and noncash financing activities:

          Cash paid during the year for interest                                            $    201,469            $            0

During the year ended December 31, 2001, the holders of debt amounting to $1,200,794 received 1,200,794 shares of preferred stock in satisfaction of this liability.

The accompanying notes are an integral part of the financial statements.                                     7

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

1.       Acquisition

In October 2001, Segmentz, Inc., formerly known as WBNI, Inc., merged with TransL Holdings, Inc., the sole stockholder of Trans-Logistics, Inc.  This consolidated entity is hereinafter referred to as the “Company.”  Prior to acquisition, Segmentz, Inc. was an inactive public shell with approximately 460 stockholders who owned 520,233 shares of common stock.

Pursuant to the agreement, the stockholders of TransL Holdings, Inc. (“TransL”) received in return for all of their shares in TransL, 5,982,680 unregistered shares of Segmentz, Inc., which represented approximately 92 percent of its total shares outstanding.

The acquisition has been accounted for as a reverse acquisition in which TransL is treated as the acquirer and Segmentz, Inc. as the acquiree.  All references in the accompanying financial statements to the number of common shares and the per share amounts have been restated to reflect the subsequent change in the common stock as if the acquisition had occurred on April 28, 2000.

2.       Background Information

WBNI, Inc., a Texas corporation incorporated in 2000, is the surviving corporation of a sequence of mergers and reverse mergers of inactive companies.  In November 2001, WBNI, Inc. changed its name to Segmentz, Inc.

TransL Holdings, Inc., a Delaware corporation incorporated in October 2001, is the 100 percent stockholder of Trans-Logistics, Inc., a Florida corporation incorporated in April 2000.  This parent and subsidiary are hereinafter referred to as “Trans-Logistics.”  Trans-Logistics is a logistics and brokerage organization serving irregular route, long haul, and common motor carriers of general commodities throughout the southeastern United States.  It was incorporated on April 28, 2000; however, it began its operations during September 2000.  Trans-Logistics’ corporate headquarters is located in Tampa, Florida.

During May 2001, Trans-Logistics acquired the assets of Q Logistic Solutions, Inc. (“QLS”) for approximately $367,000.  QLS operated warehouse facilities in Atlanta, Georgia; Edison, New Jersey; Orlando, Florida; and Chicago, Illinois.  Operations in Orlando and Chicago were subsequently discontinued.  This acquisition was accounted for using the purchase method of accounting.

                                                                                                                                                          8

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

2.       Background Information (continued)

Effective January 1, 2001, Trans-Logistics was acquired by Logistics Management Resources, Inc. (“LMR”) in August 2001.  This acquisition was rescinded and cancelled.  It is the Company’s assertion that this transaction was never consummated and, therefore, never occurred.  No consideration was ever tendered and control was never transferred.  The purchase price was to be determined based on results of future revenues plus $80,000, less certain liabilities assumed.  A portion of the consideration was to be paid at closing with the balance to be paid in installments.  The delivery of shares by either party to the other never occurred and, therefore, the Company has not recorded this acquisition under applicable pushdown accounting rules.  Under the terms of the Rescission Agreement, the Company agreed to a reimbursement of 1,500,000 shares of LMR’s common stock and a note receivable in the amount of $450,000, which the Company has an allowance of $225,000 recorded for estimated, uncollectible amounts as of December 31, 2001.  LMR tendered a certificate for 1.5 million shares pursuant to the Rescission Agreement, which was received by Trans-Logistics on August 10, 2001.  The shares closed at $.99, which resulted in a reduction of general and administrative expenses of $148,500 and extinguishment of the first part of rescission obligation due to Trans-Logistics under the terms of that agreement.  The shares were sold to the market as soon as conditions permitted with the intention of maximizing cash value received while ensuring that shares were sold as quickly as was practical.  There are no current liabilities to LMR pursuant to the Rescission Agreement.  Any liabilities to Trans-Logistics that might have existed were extinguished pursuant to mutual conditional general releases executed simultaneously with the Rescission Agreement.  The Company incurred a loss of approximately $79,000 on the sale of these shares.

3.       Significant Accounting Policies

The significant accounting policies are as follows:

          The financial statements reflect the accounts of Segmentz, Inc., Trans-Logistics, Inc., and TransL, Inc.  Prior to October 2001, the date of the merger, the financial statements are those of Trans-Logistics, the only operating company at that time.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

                                                                                                                                                          9

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

3.       Significant Accounting Policies (continued)

          Operating revenues for truck brokerage services are recognized on the date the freight is delivered.  Related costs of delivery of shipments in transit are accrued as incurred.  Revenues from warehousing services are recognized as the services are performed.

          Cash equivalents consist of all highly liquid debt instruments purchased with an original maturity of three months or less.

          The Company extends credit to its various customers based on the customer’s ability to pay.  The Company provides for estimated losses on accounts receivable based on bad debt experience and a review of existing receivables.  Based on management’s review of accounts receivable and other receivables, an allowance for doubtful accounts of $245,000 is considered necessary as of December 31, 2001.

          Equipment is recorded at cost.  Depreciation is calculated by the straightline method over the estimated useful lives of the assets, ranging generally from two to seven years.  Maintenance and repairs are charged to operations when incurred.  Betterments and renewals are capitalized.  When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

          Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

          Basic loss per share has been computed using the weighted average number of shares of common stock outstanding for the period.  The Company’s diluted loss per share includes the effect, if any, of unissued shares under options, warrants, and stock award computed using the treasury method.  In all periods presented, there were no differences between basic and diluted loss per common share because the assumed exercise of common share equivalents, if any, was anti-dilutive.  The assumed exercise of warrants, as well as conversion of preferred stock, could potentially dilute basic earnings per share.

                                                                                                                                                        10

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

3.       Significant Accounting Policies (continued)

          Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables.  Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers and wide range of industries and locations served.  One customer comprised approximately 21 percent of the December 31, 2001 customer accounts receivable balance.  Sales to this customer comprised approximately 26 percent of the Company’s sales for the year ended December 31, 2001.

          The Company maintains its cash accounts with substantially one financial institution located in Tampa, Florida.  The balances are insured by the Federal Deposit Insurance Corporation’s insured limit of $100,000.

          The Company believes the carrying amount of cash, cash equivalents, accounts receivable (net of allowance), notes receivable, accounts payable, and accrued expenses approximates fair value due to their short maturity.

          The Company follows Statement of Financial Accounting Standards Board No. 121 (SFAS No. 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”  SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable.  In performing the review of recoverability, the Company estimates the future undiscounted cash flows that are expected to result from the use of the assets and their eventual disposition.  Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future undiscounted cash flows, and these differences may be material.  If an asset is determined to be impaired, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset.  The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis.  During the periods presented, the Company determined that its long-lived assets were not impaired.

          Certain minor reclassifications have been made in the 2000 financial statements to conform to the classifications used in 2001.  These reclassifications had no effect on total assets, stockholders’ equity, total cash flows, or net income.

                                                                                                                                                        11

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

4.       Equipment

Equipment as of December 31, 2001 consists of :

          Leasehold improvements                                                                                  $    3,685

          Office equipment                                                                                                  56,621

          Warehouse equipment                                                                                        148,760

          Warehouse shelving                                                                                              67,000

          Computer equipment                                                                                            61,000

          Computer software                                                                                              38,077

                                                                                                                                   375,143

          Less accumulated depreciation                                                                             53,335

                                                                                                                                 $ 321,808

5.       Note Receivable

As disclosed in Note 2, during the year ended December 31, 2001, the Company and LMR mutually rescinded an acquisition agreement.  This agreement did not rescind an amount that was due to the Company as part of the purchase price.  As a result, the Company has recognized a reduction of general and administrative expenses and a demand note receivable of an equal amount of $450,000 due from LMR, less an allowance of $225,000 as an estimate of uncollectible amounts as of December 31, 2001.  The terms of this note exclude interest until demand is made for payment.  As of the date of these financial statements, no demand has been made.  Subsequent to year-end, $25,000 has been received on this note.

6.       Obligation Due Under Factoring Arrangement

The Company factors substantially all of its accounts receivable.  During the year ended December 31, 2001, the Company utilized the services of two factoring companies.  Accounts receivable are factored to companies with full recourse for unpaid invoices in excess of 75 days old.  The most recent agreement provides for the payment of factoring fees at 2.5 percent of each invoice factored.

                                                                                                                                                        12

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

7.       Income Taxes

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (loss) before income taxes.  The items causing this difference are as follows:

                                                                                                              2001               2000

          Tax expense at U.S. statutory rate                                             $ 223,100         $   5,400

          State income taxes, net of federal benefit                                        23,900                600

          Effect of non-deductible expenses                                                   (1,700)

          Change in valuation allowance                                                     (245,300)

          Effect of using surtax exemption                                                                            (3,083)

                                                                                                          $            0         $   2,917

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 are as follows:

          Deferred tax assets:

               Accounts and loan receivables due to bad debts                                          $ 176,900

               Capital loss carry forward                                                                               29,700

               Net operating loss carry forward                                                                     38,700

               Total gross deferred tax assets                                                                       245,300

               Less valuation allowance                                                                               245,300

               Net deferred tax assets                                                                                $           0

Based on an assessment of all available evidence, including 2001 and 2000 operating results, management does not consider realization of the deferred tax assets generated from operations to be more likely than not, and has established a valuation allowance against the gross deferred tax asset.

As of December 31, 2001, the Company had federal and state net operating loss carry forwards totaling approximately $103,000, which expire in 2022.

                                                                                                                                                        13

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

8.       Equity

Common Stock Each share of common stock is entitled to one vote.  The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the prior rights of the holders of all classes of stock outstanding. Convertible Preferred Stock The authorized preferred stock of the Company consists of 10,000,000 shares at $.001 par value, of which 773,896 shares of Series A convertible preferred stock (“Series A Preferred Stock”) and 426,898 shares of Series B convertible preferred stock (“Series B Preferred Stock”) were outstanding as of December 31, 2001.

Series A Convertible Preferred Stock

In December 2001, the Company issued 773,896 shares of Series A Preferred Stock for the conversion of a $773,896 note payable.  Interest on the shares of the Series A Preferred Stock is cumulative at an interest of six percent per annum.

Each share of the Series A Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less.

The Series A Preferred Stock is redeemable at the option of the Company for cash at a rate of $1.00 per share and shares of common stock as payment for any accrued interest pursuant to the fixed interest rate of six percent through the date of the retirement, in the event that a notice to convert such shares of Series A Preferred Stock into common stock has not been made prior to such election to retire said shares.

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote.  Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

                                                                                                                                                        14

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

8.       Equity (continued)

In the event of any distribution or liquidation event, the holders of the then outstanding Series A Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis “as-if converted,” which is subordinate in classification to any debt classes and preferred stock, Series B, which may be outstanding at the time of such events.

Series B Redeemable Convertible Preferred Stock

In December 2001, the Company issued 426,898 shares of Series B Preferred Stock for the conversion of two notes payable totaling $426,898.

Each share of the Series B Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less.

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote.  Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

In the event of any distribution or liquidation event, the holders of the then outstanding Series B Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis “as-if converted” which is subordinate in classification to any debt classes which may be outstanding at the time of such events.

9.       Warrants

In connection with the merger of Segmentz, Inc. and Trans-Logistics, Inc., the Company is required to issue 78,035 warrants to purchase common stock in the Company at a per share price of $.01, exercisable immediately, and expiring three years from the date of grant.  The warrants are to be issued five days after the release of this report.

                                                                                                                                                        15

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

10.     Stock Option Plan

In October 2001, the Company adopted the 2001 Stock Option Plan (the “Plan”), under which it authorizes options to be granted to purchase 600,000 shares of common stock.  The Plan entitles the holder to receive options to purchase common stock of the Company at a specified price in the future.  The Board may grant options at its discretion and is responsible for determining the price to be paid for the shares upon exercise of each option, the period within which each option may be exercised, and any additional terms and conditions of each option.  The Company granted no options under the Plan during the year ended December 31, 2001.

11.     Related Party Transactions

The Company utilizes the trucking services of an entity related through common ownership.  Expenses incurred during the periods ended December 31, 2001 and 2000 amounted to approximately $206,000 and $174,000, respectively.  The expenses incurred for these services are not necessarily indicative of the amounts that may have been incurred had these services been provided by independent third parties.

In December 2001, the majority stockholder of the Company converted $181,898 of debt to 181,898 shares of Series B Preferred Stock.

12.     Lease Commitments

The Company leases office space for its headquarters under a lease that expires in April 2006.  The initial lease term is for a period of five years and the lease agreement includes an optional lease period of an additional three years.  The Company also leases certain equipment under non-cancelable operating leases.

As part of the lease agreement, the Company has issued an unused letter of credit in the amount of $40,000.  The amount required of the letter of credit is reduced by $8,000 per year and may be drawn if certain lease commitments have not been met or have been violated.

                                                                                                                                                        16

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

12.     Lease Commitments (continued)

The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2001:

           Year Ending

          December 31,

                 2002                                                                                                         $  50,979

                 2003                                                                                                             52,658

                 2004                                                                                                             49,195

                 2005                                                                                                             47,292

                 2006                                                                                                             15,969

                                                                                                                                 $ 216,093

The Company leases facilities located in Atlanta, Georgia and Edison, New Jersey on an “at will” basis.  Monthly rental payments for these facilities total approximately $94,000.

Rent expense amounted to $722,361 for the year ended December 31, 2001.  There was no rent expense during the period ended December 31, 2000.

13.     Other Commitments

The Company has an employment agreement with an officer of the Company that entitles the officer to receive a severance payment equal to the remaining salary owed under the employment agreement, plus the base salary for the next five years after the term of the employment agreement, including certain other benefits to be paid for following termination.

As previously disclosed, the Company has a stand by letter of credit amounting to $40,000.

14.     Contingent Liabilities

The Company has been party to a lease in its Atlanta facility that it believed to be month-to-month pursuant to data provided by LMR, which was in operational control of the Company at the time the Company purchased the assets of QLS from bankruptcy and began utilizing the space in Forest Park, Georgia pursuant to providing logistic services for clients.  The Company notified the landlord, IDI Services, Inc. (“IDI”), of its intentions to find smaller space and offered IDI an opportunity to provide a lesser facility size within the facility currently occupied. On June 17, 2002, the Company received a summons from Industrial Property Fund I, LP that named the Company as a co-defendant in a civil action pursuant to the Company’s tenancy in Forest Park, GA., which the Company continues to assert and claim is a month-to-month tenancy under which the Company has no obligation other than payment of rent when due. No remedy is being sought against the Company at this time relating to this civil action.
                                                                                                                                                                    17

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period

April 28, 2000 (Date of Inception) through December 31, 2000

14.     Contingent Liabilities (continued)

by the Company.  IDI informed the Company at that time that the Company was party to a lease arrangement that had previously not been disclosed or evidenced.  As of February 28, 2002, IDI and the Company were engaged in discussions to resolve this misunderstanding in which the Company asserts that IDI accepted a letter of credit provided by LMR as inducement to enter into the lease with LMR with whom the Company had an arrangement to vacate the premises of its month-to-month sublease on 30 days written notice.  IDI’s assertion included a variety of material issues, including a representation that the Company was a prime lease holder with an obligation through May 2006.  The Company has subsequently secured legal counsel and continues to assert that any lease documents that exist suggesting the Company’s prime tenancy are not authorized by the Company, its board, or officers as provided for in the Company’s bylaws.  The Company continues to defend its position in this matter and believes that it will reach an amicable settlement pursuant to this issue.

15.     Segment Information

Segment information has been prepared in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.”  The Company has two reportable segments:  truck hauling brokering and warehouse operations.  The segments were determined based on the types of services provided by each segment.  The Company had only one reportable segment until the purchase of QLS in 2001.

The brokering operations arrange truckload transportation with dedicated Company equipment, owner operator fleet, and extensive agent partners throughout 48 states.

The warehousing operation, acquired in 2001, offers warehouse locations in two facilities covering the east coast.  The Company is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

                                                                           Trucking            Warehouse                    Total

          Revenue                                                 $   5,596,318         $   2,859,448         $   8,455,766

          Other                                                                                 $     609,964         $     609,964

          Interest expense                                      $      216,548                                    $     216,548

          Depreciation                                           $         9,759         $       43,576         $       53,335

          Net loss                                                  $  (1,111,667)        $     680,246         $    (431,421)

          Equipment, net of accumulated

               depreciation                                       $        40,338         $     281,470         $     321,808

          Segment assets                                       $   1,296,197         $     671,620         $   1,967,817

          18

Financial Statements

Segmentz, Inc.

Three Months Ended March 31, 2002 and 2001 (Unaudited)

Segmentz, Inc.

Financial Statements

Three Months Ended March 31, 2002 and 2001 (Unaudited)

Contents

Financial Statements:

     Notes to Financial Statements.................................................................................................... 5-7

Segmentz, Inc.

Balance Sheet

March 31, 2002 (Unaudited)

Assets

Current assets:

     Cash and cash equivalents                                                                                            $     248,310

     Accounts receivable, net of allowance of $45,000                                                               657,932

     Other receivables                                                                                                                  57,728

     Prepaid expenses and other current assets                                                                            191,626

Total current assets                                                                                                               1,155,596

Equipment, net of accumulated depreciation                                                                              302,601

Other assets:

     Note receivable, net of allowance of $225,000                                                                    200,000

     Other receivables, net of allowance of $200,000                                                                   64,833

     Loans and advances                                                                                                              57,051

Total other assets                                                                                                                     321,884

                                                                                                                                         $  1,780,081

Liabilities and Stockholders’ Equity

Current liabilities:

     Accounts payable                                                                                                         $     427,069

     Line of credit                                                                                                                      238,902

     Accrued salaries and wages                                                                                                  15,305

     Accrued expenses, other                                                                                                       26,750

     Income tax payable                                                                                                               25,000

     Obligation due under factoring arrangement                                                                          391,130

Total current liabilities                                                                                                            1,124,156

Stockholders’ equity:

     Convertible preferred stock; 10,000,000 shares

          authorized; 1,200,794 shares issued and

          outstanding                                                                                                                  1,200,794

     Common stock; $.001 par value; 40,000,000 shares

          authorized; 6,502,913 shares issued and

          outstanding                                                                                                                         6,503

     Additional paid-in capital                                                                                                       (6,403)

     Accumulated deficit                                                                                                           (544,969)

Total stockholders’ equity                                                                                                        655,925

                                                                                                                                         $  1,780,081

The accompanying notes are an integral part of the financial statements.                                     1

Segmentz, Inc.

Statements of Operations (Unaudited)

                                                                                                                  Three Months Ended

                                                                                                             March 31,             March 31,

                                                                                                                 2002                     2001

Revenues:

     Operating revenue                                                                           $  2,146,631        $  1,705,349

     Consulting and other revenue                                                                      3,749                       340

                                                                                                               2,150,380             1,705,689

Expenses:

     Operating expenses                                                                             1,665,177             1,447,364

     General and administrative expenses                                                       361,843                114,102

                                                                                                               2,027,020             1,561,466

Income before taxes                                                                                    123,360                144,223

Income tax expense                                                                                      25,000                  44,800

Net income                                                                                          $       98,360        $       99,423

Basic earnings per common share                                                                       $.02                      $.02

Basic weighted average common shares outstanding                                 6,502,913             6,502,913

Diluted earnings per common share                                                                    $.01                      $.02

Diluted weighted average common shares outstanding                               8,904,501             6,502,913

The accompanying notes are an integral part of the financial statements.                                     2

Segmentz, Inc.

Statements of Changes in Stockholders’ Equity

Three Months Ended March 31, 2002 (Unaudited)

                                                                                                                          Preferred Stock

                                                                                                                   Shares                Amount

Balance, December 31, 2001                                                                    1,200,794         $ 1,200,794

Net income for the period

Balance, March 31, 2002                                                                          1,200,794         $ 1,200,794

The accompanying notes are an integral part of the financial statements.

                                                 Additional

       Common Stock                     Paid-In            Accumulated

   Shares              Amount             Capital                  Deficit                     Total

  6,502,913         $ 6,503            $ (6,403)              $  (643,329)         $  557,565

                                                                                     98,360                98,360

  6,502,913         $ 6,503            $ (6,403)              $  (544,969)         $  655,925

                                                                                                                                                          3

Segmentz, Inc.

Statements of Cash Flows (Unaudited)

                                                                                                                        Three Months Ended

                                                                                                                                  March 31,

                                                                                                                         2002                 2001

Operating activities

     Net income                                                                                              $     98,360        $     99,423

     Adjustments to reconcile net income to net cash provided

          (used) by operating activities:

               Bad debt expense                                                                                  23,928

               Depreciation and amortization                                                                24,934                6,467

               (Increase) decrease in:

                   Accounts and other trade receivables                                               326,716            (682,314)

                   Prepaid expenses and other assets                                                     51,907             (67,092)

               Increase (decrease) in:
                   Accounts payable                                                                          (196,608)            (49,753)

                   Accounts payable to related party                                                                              (5,028)

                   Accrued expenses                                                                         (105,059)            220,107

                   Income taxes payable                                                                       25,000               44,800

     Total adjustments                                                                                          150,818            (532,813)

     Net cash provided (used) by operating activities                                              249,178            (433,390)

Investing activities

     Purchases of equipment                                                                                   (5,727)              (3,096)

     Loans, advances, and other receivables                                                           (25,201)

     Net cash used by investing activities                                                                (30,928)              (3,096)

Financing activities

     Net obligations incurred under factoring arrangements                                    (248,331)            481,202

     Proceeds from issuance of debt                                                                     238,902

     Net cash (used) provided by financing activities                                                 (9,429)            481,202

Net increase in cash                                                                                        208,821               44,716

Cash, beginning of period                                                                                 39,489                1,709

Cash, end of period                                                                                    $    248,310        $     46,425

The accompanying notes are an integral part of the financial statements.                                     4

Segmentz, Inc.

Notes to Financial Statements

Three Months Ended March 31, 2002 and 2001 (Unaudited)

1.       Basis of Presentation

In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the three-month periods ended March 31, 2002 and 2001, (b) the financial position at March 31, 2002, and (c) cash flows for the three-month periods ended March 31, 2002 and 2001, have been made.

The unaudited financial statements and notes are presented as permitted by Form 10-QSB.  Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted.  The accompanying financial statements and notes should be read in conjunction with the audited financial statements and notes of the Company for the fiscal year ended December 31, 2001.  The results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of those to be expected for the entire year.

2.       Contingent Liabilities

The Company has been party to a lease in its Atlanta facility that it believed to be month-to-month pursuant to data provided by LMR.  In cooperation with LMR, the Company purchased the assets of QLS from bankruptcy and began utilizing the space in Forest Park, Georgia pursuant to providing logistic services for clients.  The Company notified the landlord, IDI Services, Inc. (“IDI”), of its intentions to find smaller space and offered IDI an opportunity to provide a lesser facility size within the facility currently occupied by the Company.  IDI informed the Company at that time that the Company was party to a lease arrangement that had previously not been disclosed or evidenced.  IDI and the Company are engaged in discussions to resolve this misunderstanding in which the Company asserts that IDI accepted a letter of credit provided by LMR as inducement to enter into the lease with LMR with whom the Company had an arrangement to vacate the premises of its month-to-month sublease on 30 days written notice.  IDI’s assertion included a variety of material issues, including a representation that the Company was a prime lease holder with an obligation through May 2006.  The Company has secured legal counsel and continues to assert that any lease documents that exist suggesting the Company’s prime tenancy are not authorized by the Company, its board, or officers as provided for in the Company’s bylaws.  The Company continues to defend its position in this matter and believes that it will reach an amicable settlement pursuant to this issue. On June 17, 2002, the Company received a summons from Industrial Property Fund I, LP that named the Company as a co-defendant in a civil action pursuant to the Company’s tenancy in Forest Park, GA., which the Company continues to assert and claim is a month-to-month tenancy under which the Company has no obligation other than payment of rent when due. No remedy is being sought against the Company at this time relating to this civil action.

                                                                                                                                                          5

Segmentz, Inc.

Notes to Financial Statements

Three Months Ended March 31, 2002 and 2001 (Unaudited)

3.       Sale of Accounts Receivable

During the first quarter of 2002, the Company entered into an agreement with a financing company to purchase certain receivables of the Company without recourse at a rate estimated to be one percent per ten days outstanding.  The Company is treating this as a sales transaction in accordance with Statement of Financial Accounting Standards No. 140, the receivable is removed from the assets of the Company on the date of sale of the receivable in exchange for cash received, and the reserve is held until the receivable is paid to the purchaser (at which time, the remaining balance due to the Company, if any, is paid).

4.       Line of Credit

As of December 31, 2001, the Company had entered into an agreement with a related party to provide a line of credit up to $1.0 million.  At December 31, 2001, that party agreed to convert its outstanding balance of $773,896 to Series A preferred stock of the Company.  The Company currently has up to $250,000 available under the facility, of which $238,902 is outstanding as of March 31, 2002.

5.       Income Taxes

Income tax expense for the three months ended March 31, 2002 is based on the Company’s estimate of the effective tax rate expected to be applicable for the full year.  The effective tax rate of 37.5 percent for the three months ended March 31, 2002 differs from the statutory rate because of the effects of utilizing a net operating loss carryover.

6.       Earnings Per Share

Common stock equivalents in the three-month period ended March 31, 2001 for basic and diluted earnings per share are the same as there were no dilutive securities outstanding at
March 31, 2001.

                                                                                                                                                          6

Segmentz, Inc.

Notes to Financial Statements

Three Months Ended March 31, 2002 and 2001 (Unaudited)

7.       Segment Information

Segment information has been prepared in accordance with Statements of Financial Accounting Standards No. 131, “Disclosure About Segments of an Enterprise and Related Information.”  The Company has two reportable segments:  truck hauling brokering and warehouse operations.  The segments were determined based on the types of services provided by each segment.  The Company had only one reportable segment until the purchase of QLS in April 2001.

The brokering operations arrange truckload transportation with dedicated Company equipment, owner operator fleet, and extensive agent partners throughout 48 states.

The warehousing operation, acquired in 2001, offers warehouse locations in two facilities covering the east coast.  The Company is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

                                                                                 Three Months Ended March 31, 2002

                                                                           Trucking            Warehouse                    Total

          Revenue                                                 $   1,176,633         $     969,997         $   2,146,631

          Other                                                      $         3,749         $               0         $         3,749

          Depreciation                                           $         3,885         $       21,049         $       24,934

          Net (loss) income                                    $      (90,891)        $     214,251         $     123,360

          Equipment, net of accumulated

              depreciation                                        $        35,676         $     266,925         $     302,601

          Segment assets                                       $   1,575,729         $     429,352         $   2,005,081

                                                                                  Three Months Ended March 31, 2001

                                                                           Trucking            Warehouse                    Total

          Revenue                                                 $   1,705,394         $               0         $   1,705,349

          Other                                                      $            340         $               0         $           340

          Net income                                             $        99,423         $               0         $       99,423

          Equipment                                               $         3,060         $               0         $         3,060

          Segment assets                                       $   1,322,553         $               0         $   1,322,553

PART III
ITEM 1. INDEX TO EXHIBITS
EXHIBIT
NUMBER DESCRIPTION OF EXHIBIT
------- -------------------------------------
2.0 Amended Joint Plan of Reorganization Dated February 10, 1999, as filed with the United States Bankruptcy Court for the Southern District of Florida, Miami Division.*
2.1 Order (I) Confirming Amended Joint Plan of Reorganization Dated February 10, 1999, as Modified, and (II) Limiting Notice with Respect to Post-Confirmation Matters.*
2.2 Certificate of Compliance with Reverse Acquisition Requirements, as filed with the United States Bankruptcy Court for the Southern District of Florida, Miami Division, on February 5, 2001.*
2.3 Stock Exchange Agreement by and among WBNI, Inc., TRANSL Holdings, Inc., the Stockholders of TRANSL Holdings, Inc. and Halter Financial Group, Inc., dated October 29, 2001.*
3.0 Agreement and Plan of Merger dated February 10, 2000, by and between Rose Auto Stores - Florida, Inc., a Florida corporation and RAS Acquisition Corp., a Delaware corporation.*
3.1 Articles of Merger filed on May 15, 2000 with the Florida Department of State, by and between Rose Auto Stores - Florida, Inc. and RAS Acquisition Corp. *
3.2 Certificate of Merger filed on May 17, 2000 with the Delaware Secretary of State, by and between RAS Liquidating, Inc. and RAS Acquisition Corp. *
3.3 Certificate of Merger filed on February 1, 2001 with the Texas Secretary of State, by and between WBNI, Inc. and RAS Acquisition Corp.*
3.4 Certificate of Merger filed on February 1, 2001 with the Delaware Secretary of State, by and between WBNI, Inc. and RAS Acquisition Corp. *
3.5 Certificate of Incorporation of RAS Acquisition Corp, as filed on May 8, 2000 with the Delaware Secretary of State *
3.6 Certificate of Amendment of Certificate of Incorporation of WBNI, Inc. as filed with the Secretary of State of Delaware on November 1, 2001. *
3.7 Bylaws of RAS Acquisition Corp.*
10.0 Employment Agreement, by and between Segmentz, Inc and Allan Marshall.*
10.1 Segmentz, Inc. 2001 Stock Option Plan. *
21.0 Subsidiaries of the Registrant: Trans-Logistics, Inc., a Florida corporation.*

* Previously filed in the Form 10-SB on January 31, 2002.